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04024209

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Givaudan

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 5087

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 4/12/04

File No. 82-5084

Givaudan

Annual Report 2003

ARIS

 12-31-03



Creating Sensory Advantage

Alpine Scents

The Swiss Alps offer a spectacular range of smells and tastes based on a high biodiversity and a rich cultural and social history. The Swiss National Museum in Schwyz, in collaboration with Givaudan, considering this both a challenge and an opportunity, together designed the exhibition "Alpine Scents". This unique exhibition was open to the public from June to November 2003 and was the first exhibition to feature scents as a main theme. The museum, with the assistance of Givaudan scientists, studied the cultural history surrounding the sensory phenomena that characterise the alpine landscape to provide visitors with a thematic and olfactory experience of alpine life through the ages. The scents "on show" were developed especially by Givaudan and, together with the technical olfactory installations, allowed visitors to experience the ravishing scents of the Alps at the touch of a button. The exhibition is a good example of Givaudan's capabilities to create and develop scents inspired by nature and to deliver them with the help of modern technology.

Just as perfumery could not manage without the scents of rose and jasmine, the summer in the Swiss Alps with all its teeming life would not be complete without the visual and olfactory impression created by *Nigritella nigra* (cover). This rare and protected terrestrial orchid is also known as the Black Vanilla Orchid. This jewel of our alpine meadows grows at high altitudes between 1,800 and 2,800m and emits a highly distinct spicy-floral fragrance reminiscent of cocoa and vanilla. It is little wonder that Givaudan scientists studied it already many years ago and that the reconstitution of its scent can be found now in many perfumes for both men and women.



Key Figures

in millions of Swiss francs, except per share data	Actual		Pro forma[a]
	2003	2002	2002
Sales	2,715	2,674	2,796
Operating profit before restructuring costs	408	431	432
as % of sales	*15.0%*	*16.1%*	*15.5%*
Operating profit	340	405	432
as % of sales	*12.5%*	*15.2%*	*15.5%*
Net income	216	256	274
EBITDA before restructuring costs[b]	589	605	620
EBITDA[b]	521	579	620
Earnings per share – basic (CHF)	27.03	30.06	31.48
Earnings per share – diluted (CHF)	26.93	30.02	31.44
Operating cash flow	481	410	
as % of sales	*17.7%*	*15.3%*	
Total assets	4,548	4,561	
Total liabilities	1,962	1,795	
Total equity and minority interest	2,586	2,766	
Number of employees	5,981	5,844	

a) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey-Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001.
Details of the pro forma adjustments are disclosed in the notes to the Pro Forma Consolidated Income Statement on page 79.

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation.*
This corresponds to operating profit before depreciation and amortisation.

Sales by Division (in actual terms)

Sales Flavours
CHF 1,611 million
+3.5% in Swiss francs
+11.8% in local currencies



59%
41%

Sales Fragrances
CHF 1,104 million
-1.2% in Swiss francs
+5.0% in local currencies

Total sales
CHF 2,715 million
+1.5% in Swiss francs
+9.0% in local currencies





Table of Contents

Letter from the Chairman



In the year 2003 Givaudan continued on its path of steady and profitable growth and consolidated its position as the global leader of the Fragrance and Flavour Industry. This was to some extent due to acquisitions, but foremost to the continuing above-market organic growth of our business, underlined by a sales growth of 9.0% in local currencies for 2003, including the effect of the recent acquisitions.

The solid operating performance was affected by temporary effects impacting our gross margin, the most significant being the rapidly depreciating US Dollar. The sharp increase in the price of certain raw materials, such as Vanilla, along with the discontinuation of sunscreen filters production also reduced our gross profit margin in comparable terms from 47.4% to 46.1%. The operating costs remained well under control and slightly decreased as a percent of sales compared with 2002.

The pressure on our gross margin and the challenging macroeconomic environment led our management team to conduct a thorough analysis of the company's cost structure and to evaluate diligently options to improve our profit margins. A series of measures were initiated and appropriate provisions were made in the 2003 accounts, thus affecting the operating profit by CHF 68 million. This one-time expense should lead, however, after successful execution of the announced programmes, to annual operating savings of around CHF 67 million. The details of these programmes and the most important factors are discussed in the letter from the CEO.

Mainly as a consequence of this one-time restructuring charge of CHF 68 million, our operating profit declined to CHF 340 million in 2003 and our net profit to CHF 216 million. However, the actions behind this charge will prove to be very beneficial in the near future.

Givaudan's underlying high cash earnings power remains a key feature in the annual results of 2003. This performance is not yet fully reflected in our net profit results due to IFRS rules, which still require goodwill from acquisitions to be amortized, even if the value of the acquired companies would have increased. These rules are likely to change, which would increase our net profit.

Givaudan's healthy financial position is also reflected in the balance sheet. With equity of 57% and liquid funds of over CHF 800 million, Givaudan has the potential to take advantage of opportunities that live up to our expectations regarding profitability. Since its start as an independent listed company on 8 June 2000, until the end of 2003, Givaudan has created more value for its shareholders measured by stock market prices than any other SMI company or other comparable industry players. Givaudan's share price has increased by 26% during this period. This good performance achieved in a challenging macroeconomic environment was only possible thanks to the dedication, focus and passion of our professional team of managers and employees, to whom I would like to express my personal gratitude as well as the thanks of our Board of Directors and our shareholders.

After the successful completion of the first share buy-back programme by end March 2003, the Annual General Meeting on 11 April 2003, cancelled 725,627 shares, reducing the share capital by 8.3% from CHF 87,256,270 to CHF 80,000,000.

The share price level, the continued high generation of cash flow and the lack of major value-adding acquisitions motivated the Board's decision to launch a further share buy-back programme of 10% of Givaudan's share capital, which was started on 30 June 2003.

Until year end 2003, 45,000 shares were repurchased, representing 5.6% of the new programme, which will continue in 2004. Consequently, the Board of Directors will recommend to the next Annual General Meeting of Shareholders a reduction of the share capital by the number of shares repurchased until then and will propose a further increase of the dividend by 10%, resulting in a dividend per share of CHF 8.90. This is the fourth dividend increase in a row since Givaudan's spin-off as a public company in 2000.

In addition, the Board proposes an extraordinary dividend of CHF 6.50 per share, resulting in an additional pay-out to shareholders of approximately CHF 50 million, this dividend being triggered by the increase in the value of our equity portfolio of CHF 78 million in 2003. At last year's Annual General Meeting of Shareholders we argued that it would be wrong to dispose of equities under the then prevailing market conditions. In the subsequent market upturn, we liquidated part of our equity portfolio with the aim of distributing the resulting cash to our shareholders.





In line with good corporate governance, your Board has focused its activities in 2003 on the longer term planning of the succession at Board and senior management level. Four extraordinary Board meetings were dedicated to this important subject. Givaudan is proud to have a strong team of managers at all levels and a well-established executive development programme. In the framework of the succession planning, Michael Carlos, previously global head of the Fragrance Consumer Products unit, was appointed as the new head of the Fragrance Division, effective January 2004. Mr. Carlos has been with Givaudan for 20 years. During this time, he has built up an outstanding record of successful activities. He replaces Errol Stafford who retired from Givaudan after a long and successful career as a "dean of the industry". I would like to thank Mr. Stafford for his great contribution to Givaudan also on behalf of our shareholders and wish him well for the future.

Mr. Dietrich Fuhrmann, a member of our top management team and a long-standing industry specialist, will retire from the Executive Committee in March 2004. He will be nominated to join the Board of Directors in 2004, replacing Michel Bonjour whose term of office will expire. Michel Bonjour joined the Board of Directors of Givaudan in 2002, bringing to the Board not only the perspective from the customer side, but also his long experience managing plants and markets, with a unique attention to operating costs. I would like to thank him for his valuable contribution and support and wish him all the best.

In order to facilitate succession planning, as well as the ongoing restructuring project, I have, contrary to my announced intentions, and following the unanimous request of all Board members, decided to stand for re-election at the Annual General Meeting 2004 with a view to stepping down from the Board in 2005.

Another focus of the Board in 2003 was Givaudan's position in the Asian growth markets. At its September meeting in Japan, the Board reviewed Givaudan's growth plans in Asia which are supported by a strong management team in the region and major investments in Japan, China and Singapore. Givaudan is well positioned to take advantage of the opportunities in this rapidly developing part of the world. Two of its Board members have been long-standing business leaders in Asia.

The Western economies experienced a difficult year in 2003. In a highly volatile market environment with a strongly appreciating Swiss Franc and a consolidating industry, Givaudan set the basis to clearly improve its business performance in 2004. Our underlying business is very solid and we are confident that we will be able to further outgrow the underlying market while the new initiatives will improve our margins. We expect good overall results in 2004.

Dr Henri B. Meier

Chairman

Letter from the CEO



In 2003, Givaudan asserted its position as the global leader of the Fragrance and Flavour Industry. We operated in an environment of economic and political instability, where events such as the SARS crisis in Asia, declining consumer confidence, the weakening of the US Dollar and substantial price increases of several natural raw materials influenced the course of our business.
In these challenging times, Group sales grew by 9.0% in local currencies and 1.5% in Swiss Francs. Total fragrance sales grew by 5.0% in local currencies. Fine Fragrances and Fragrance Consumer Products combined grew double digit. In the Fragrance Ingredients unit, specialities continued to show good performance, while commodity ingredients were phased out. Flavours grew by 11.8% in local currencies (including the FIS and IBF acquisition); on a comparable basis, Flavour sales grew by 3.7%, after a very strong year in 2002. All regions showed good growth, except the Flavour business in North America, which had been exceptionally strong in the previous year.

We were able to further improve manufacturing efficiency through continuous modernisation of our production sites and the improvement of processes. Still, efficiency gains could not compensate all the elements which impacted our gross margin. Changes in product mix, adverse exchange rate development, inherently lower margins in the Savoury business acquired with FIS, continued price pressure and strong price increases of some natural raw materials, had altogether a negative effect. As a consequence, Givaudan's gross margin decreased in comparable terms from 47.4% to 46.1%. This decline could not be fully compensated at operating profit level, even though operating costs were well controlled.

Since August 2003, we began a process of identifying initiatives for margin improvement in order to compensate for the margin erosion reflected in the half-year results. In the context of these initiatives, specific focus was given to improving Savoury margins to the level before acquisition of FIS. One key element of this effort was the completion of the transfer of our UK flavour production to other European sites.

Additionally, we conducted a detailed evaluation of all cost drivers. With our business managers, dozens of activity-based margin improvement programmes in all areas of our business around the world were identified. In certain cases, immediate action was taken, while others are still ongoing. As a consequence, there will be a reduction of 300 positions. These activities will result in annualised savings of CHF 67 million, of which CHF 47 million will favourably impact the 2004 results.

Notwithstanding our efforts to streamline our cost base, we continued to invest aggressively in our production, creation and application capabilities, laying the ground for future profitable growth. In Asia, our fastest growing market, we are expanding our flavour production capacity in Fukuroi (Japan), in Singapore we completed the new technical creation centre and in Shanghai we started the project for a dedicated new flavour production site. A major expansion programme is under-way at our Flavour site in Cincinnati (USA) to support our Savoury strategy.

In our Fragrance ingredients business unit, we have moved towards more proprietary speciality ingredients. This had a major impact on our chemical production activities in Switzerland. The production volumes of commodity chemicals were significantly reduced due to the elimination of products such as Lilial and sunscreen filters. During the phasing out of these products, the construction of a new multi-purpose plant in Vernier (Switzerland) was completed on time. This facility enables us to produce complex proprietary fragrance molecules to be included in our new fragrance compounds and sold in the market.

Providing innovative sensory solutions for the new product development needs of our customers remains the key success factor for future profitable growth. Four patented new molecules were added in 2003 to our perfumers' palette and a range of new flavour ingredients broadened the scope of our flavourists' creation tools. Further progress was made in developing technologies for the targeted delivery of olfactive compounds. New innovative creation tools enable us to create new fragrance and flavour compounds in an interactive process with our customers, allowing as well real-time interaction between different creation centres around the world. On the occasion of the "Innovation Day" on 16 October 2003, at our Flavour Research Centre in Cincinnati, we presented highlights from our research portfolio to investors and analysts.

Errol Stafford, president of the Fragrance Division, retired at the end of the year. Under his leadership the Fine Fragrance business recovered to double-digit growth and Consumer Products consistently achieved above market growth. He was also the driver of our strategy to focus on innovative proprietary speciality ingredients. Michael Carlos, former head of the global Consumer Products business unit, has taken over the lead of the Fragrance Division. I welcome Michael as an experienced member of our leadership team and thank Errol Stafford for his great contribution to the success of Givaudan, his teamwork and his personal friendship. I look forward to his continued advice drawing on his long-standing industry experience.

My personal thanks go to all employees around the world for their dedication and enthusiasm in a difficult market environment. I am convinced that the quality, passion and discipline of our workforce remain the most important drivers of success in our industry.

The consolidation process at customer level will continue. Additionally, regulatory requirements are becoming more demanding. Givaudan will meet these challenges with comprehensive solutions in the area of new product development, an efficient global supply chain and strong regulatory expertise. We also intend to actively shape the consolidation process within our industry, if we see opportunities for value-adding acquisitions. The main driver for value creation will still be profitable organic growth based on our unique sensory expertise and market knowledge. I am confident that our strong global market position and the newly initiated measures for efficiency enhancement will contribute to further improve our performance in 2004.

Dr Juerg Witmer

Chief Executive Officer



Fragrance Division





When hiking in the Swiss mountains at altitudes of 1,000 to 1,600m, one may be lucky to come across a very special rose species that can only be found in warm sheltered nooks. This slender, little branched species bearing bright crimson-red flowers and emitting one of the tenderest rose scents is *Rosa pendulina*, also known as *Rosa alpina*. Its scent lies between those of the centifolia rose and linden blossom and, together with the distinctive resinous odour of the leaves, forms a beautiful natural fragrance. The reconstitution of the scent of *Rosa pendulina* has been a great source of inspiration for the creation of several appealing perfumes.

Fragrance Division

Year 2002
Year 2003
in millions of Swiss francs and in per cent. of sales


1,000
800
600
400
200
0
1,117
1,104
Sales


19.3%
17.1%
200
150
100
50
0
215
189
EBITDA


15.4%
13.3%
175
150
125
100
75
50
25
0
172
147
Operating Profit

EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.

In 2003, the Fragrance Division recorded sales of CHF 1,104 million, representing a growth of 5.0% in local currencies and a decline of 1.2% in Swiss Francs, a result clearly above market growth. The local currency increase was led by a strong double-digit growth in Fine Fragrances and a high single-digit growth in Consumer Products. Sales of the Fragrance Ingredients business continued to decline, due to the phasing out of the production of sunscreen filters and the reduction of commodity ingredients in our product portfolio. These changes are in line with our strategy to move the ingredients business to higher value-adding specialities. The strong growth of the Fragrance Division's sales has been achieved in an environment of increased price pressure and market consolidation.

The operating profit, excluding the restructuring charges of CHF 14 million for the margin improvement programmes, was CHF 161 million. This represents an operating margin of 14.6%. The reduction of 0.8 percentage points compared with 2002 is driven by a lower gross margin, whereas all other expenses have been kept below or in line with the sales growth. The decrease in gross margin is largely driven by exchange rates and the restructuring of the aroma chemicals portfolio.

Major capital investments in 2003 included further expansion of production and marketing capabilities in China and Singapore, together with an important investment in a new multi-purpose plant for aroma chemical specialities in Vernier (Switzerland). This facility was inaugurated on 9 November 2003. The continued strong growth of the Consumer Products business unit led us to initiate an expansion project for our compounding capacities in Vernier. This capacity increase will allow Givaudan to continue to be an industry benchmark in terms of lead-time demonstrating our commitment to customers.

Fine Fragrances

Sales of Fine Fragrances showed a strong double-digit increase in local currencies, despite accelerated erosion of existing business and a market which declined by 2% to 3%. The number of launches has again increased, more than compensating the eroding turnover of existing products. Market contraction, combined with margin pressure from retailers, has continued to force consolidation amongst customers. Alternative distribution models, like speciality retail, have again shown a further increase and market share gains.

Givaudan's growth in Fine Fragrances is essentially driven by sales in Europe and North America which represent 90% of the Fine Fragrance's world-wide turnover. Approximately, one quarter of the yearly sales are generated by new launches, clearly reflecting the success of our investments in enhanced customer intimacy, driven partly by the opening of our creation centres in New York and Paris. It is also the consequence of focusing resources and building on Givaudan's strong fine fragrance heritage. Several new fine fragrances created by Givaudan perfumers have been launched in 2003. Among these were:

Women's Fragrances

- *"Attraction"*
  by Lancôme / L'Oréal
- *"Ralph Lauren Blue"*
  by Ralph Lauren / L'Oréal
- *"Boss Intense"*
  by Hugo Boss / Procter & Gamble
- *"Brit"*
  by Burberry / Interparfums
- *"Gucci Eau de Parfum II"*
  by Gucci / Wella
- *"Cindy Crawford"*
  by Wella
- *"Rive Gauche"*
  by Yves Saint Laurent
- *"Curve Crush"*
  by Liz Claiborne
- *"Paradise for Women"*
  by Alfred Sung
- *"Celebre Ice"*
  by Avon
- *"Vanilla Trio"*
  by Mac Cosmetics / Estée Lauder
- *"Garden Blue"*
  by Mark / Avon

Men's Fragrances

- *"Higher Energy"*
  by Dior / LVMH
- *"Paradise for Men"*
  by Alfred Sung

An important number of new launches in the specialty retail segment, complement the impressive list of newly launched fine fragrances, created by Givaudan perfumers.

During the FiFi Awards celebrations in Europe and North America, perfumes created by Givaudan were again amongst the winners. "Eau de Parfum" from Gucci was awarded with the "FiFi" Europe and the "FiFi" France for the best Women's Fragrance. "Marc Jacobs for Men" was awarded with the "FiFi" USA for the best Men's Fragrance.

Since the opening of the new creation centres, Givaudan's reputation and credibility has gained strong momentum. The first quarter 2004 will see a number of new launches of important perfumes created by Givaudan. However the underlying market will remain sluggish due to the uncertain economic environment.



Consumer Products

For the third consecutive year, Consumer Products outgrew the market and gained market share. Sales in local currencies increased in high single digits, following a double-digit growth in 2002. These results were achieved despite a low market growth, resulting from continued price pressure and the strong competition. Givaudan's focus on key customers and their major brands enabled the company to maintain its high win rate over the last few years.

Sales and win rate in fabric care and personal wash, Givaudan's largest segment, continued to be strong. Additionally, this year has seen a very good growth in both personal care and household, with important new wins. Consistent with the past two years, all regions showed good growth, including the mature markets of Europe and North America. The household category was especially strong in North America, while the European growth was propelled by the strong performance in fabric and personal care. The recent investments in the African and Middle East region have shown positive results. Latin America grew strongly, driven by double-digit growth in Mexico and Argentina. Givaudan's market share in Asia Pacific again increased, with another good year of solid growth in China. Positive results were also achieved in Thailand, the Philippines, Vietnam and India. The personal care segment showed good growth in both Latin America and Asia Pacific.

Over the last few years, the Consumer Products unit has focussed on providing superior, value-added fragrances to our customers. Givaudan has continued to invest in market and consumer understanding as well as in fragrance technology to provide a competitive edge to its customers. A special focus was given to our global network of regional creative centres, which allowed us to tailor new fragrance creations to specific local consumer preferences and usage habits.

Fragrance Ingredients

Sales of patented aroma chemicals and specialties have shown solid double-digit growth in 2003. Despite fierce competition, the specialty sales continued to be strong as Givaudan re-balanced its portfolio. At the end of 2002, Givaudan discontinued the production of Lilial and other commodities, with a sales value of CHF 20 million. In the past year, the production and sales of sunscreen filters to Roche was phased out with a turnover of still CHF 46 million compared to CHF 60 million in 2002.

Fragrance bases (basic compounds), which are used as building blocks for fragrance creations, showed a favourable sales development and are becoming an important part of the Fragrance Ingredients portfolio. Two new fragrance bases were added to the portfolio of ingredients sales: Rose and Black Agar, a woody note.

The investment in the production of proprietary specialities through the construction of a new multi-purpose plant in Vernier has been completed. This facility provides a competitive edge in the production of Fragrance Ingredients, which are used both internally by Givaudan perfumers and sold to third parties.

The Argenteuil, Sant Celoni and Vernier sites recently received the new ISO 9001:2000 certification, which is valid for the next three years. At the same time, the ISO 14001 environmental certificate was granted to Sant Celoni and Vernier for another three years after a successful audit of all environmental management procedures.



Flavour Division



Alpine dairy farming, as it is known today, has a very old tradition in Europe and experienced a first peak in the 15th century. Already at that time, members of the aristocracy and monasteries prized the sweet flavoursome milk, butter and cheese from the animals that grazed on the alpine pastures. With today's modern analytical methods it has become possible to prove that the great variety of aromatic grasses and herbs that make up the animals' diet contribute to the flavour of the milk and the cheese made from it. Furthermore, it is known that such milk and cheese is richer in unsaturated fatty acids known to be beneficial to health. In Switzerland, there is a very special alpine cheese local to the region around Glarus, which is flavoured with the herb *Trigonella caerulea.* This so-called "blue fenugreek" not only gives a unique flavour to Schabziger, as it is called, but also a pale green colour to this cheese.

Cheese flavours rank amongst the most popular tastes for snacks. In order to be at the forefront in natural cheese flavours, Givaudan acquired in early 2003 International Bioflavors, an expert in this field.

Flavour Division



Year 2002 (pro forma)
Year 2003
in millions of Swiss francs and in per cent. of sales
1,750
1,500
1,250
1,000
750
500
250
0
1,679
1,611
Sales
400
350
300
250
200
150
100
50
0
24.1%
20.6%
405
332
EBITDA
300
250
200
150
100
50
0
15.5%
12%
260
193
Operating Profit

On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey-Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2002.

EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.

In 2003, the Flavour Division recorded sales of CHF 1,611 million, representing a growth of 11.8% in local currencies and 3.5% in Swiss Francs. In comparable terms, sales grew by 3.7% in local currencies and declined by 4.0% in Swiss Francs.

All regions and the major business segments – Beverages, Savoury, Confectionary and Dairy – contributed to this growth. Latin America grew at a double-digit rate whilst Europe, Africa and Middle East grew in the high single digits, followed by Asia Pacific and North America. A favourable development of existing business combined with major project launches in all segments, as well as new business in the food service sector, have contributed to this success.

On a comparable basis, excluding the restructuring charges of CHF 54 million for the margin improvement programmes, the operating profit of CHF 247 million decreased by 0.2 percentage points versus the previous year pro-forma to a level of 15.3%. The improvements in manufacturing efficiency have contributed positively, whereas exchange rates, the product mix and somewhat lower than average Savoury margins impacted the result unfavourably.

In 2003, Givaudan continued to focus on the optimisation of its global manufacturing set-up. The Singapore expansion project was completed and the production of Milton Keynes (UK) was transferred to other European manufacturing sites, resulting in an efficiency improvement of the overall supply chain. Projects to expand the Fukuroi (Japan) plant and to build a new flavour creation, application and production facility in Shanghai (China) are under way.

Asia Pacific

Asia Pacific posted solid above market growth in local currency terms. All key markets and major business segments reported good performance, overcoming difficult conditions due to the SARS crisis, which impacted particularly the second quarter of the year. The sales gains were balanced between existing business and new wins with international and national key accounts throughout the region. The good growth of the existing business was complemented with further strong gains in food service and with innovative flavour wins resulting from Givaudan's programme of leadership in authentic ethnic taste.

China, Japan and India were again the main growth drivers of the region. Japan, the largest market, grew in the high single digits as a direct result of wins in the Beverage segment, which showed a double-digit increase. China again contributed double-digit growth for the year. The Savoury and Confectionery segments also reported healthy growth for the year. In August 2003, Shanghai Givaudan Ltd became a wholly-owned entity of Givaudan SA. Shanghai Givaudan had started as a joint venture in November 1995 between Givaudan SA and a Chinese partner company.

In order to meet the increasing demand in the region, Givaudan completed the expansion of its creation, application and production facilities in Singapore. The new creation and application capabilities will allow the Singapore centre to meet the increasing need to provide customers with exciting new flavours as well as the industrial expertise for application in food and beverages. In Japan, the project to expand the Fukuroi facilities is under-way. This expansion will increase manufacturing and warehouse capacity allowing a more efficient manufacturing process. The preparatory activities to set up a new flavour compounding plant and a regional creation and application centre in Shanghai are in progress. These projects will enable Givaudan to maintain and further expand its leading position in Asia Pacific, globally the fastest growing flavour market.

Europe, Africa, Middle East

Flavour sales in Europe, Africa and the Middle East (EAME) outperformed the market for the third consecutive year, enhancing our market leadership position. All major segments contributed to this positive result with the Beverage segment growing at a double-digit rate. Sales in the UK, Iberia and Eastern Europe significantly outperformed local market growth while France, Benelux, Italy and Germany reported solid sales. A strong win rate in all segments, increased revenue growth from food service and a more focused approach to our regional and global accounts contributed to the favourable results.

In 2003, dedicated application facilities for Eastern Europe were completed in Vienna and a sales office was opened in the Ukraine. The strengthening of Givaudan's presence in the fast-growing markets of Eastern Europe and the Middle East further enhances the ability to provide optimal service to customers, ensuring that the company will continue this positive sales growth.

The acquisition of the former Nestlé Culinary Research Centre in Kemptthal (Switzerland) will allow Givaudan to further streamline the product development and marketing activities for the culinary segment in the EAME region. Givaudan also expanded its capacity for granulated products in order to meet the increasing demand for this innovative technology. The transfer of the production from Milton Keynes (UK) to other European sites was successfully completed, allowing a significant improvement in operational efficiency.



North America

Full year sales in North America grew slightly versus last year as a result of an improved second half performance. Cool weather conditions in the summer period had impacted sales in the first half year. During the second half, growth recovered versus prior year driven partly by an increase in the Beverage segment during the fourth quarter. Givaudan's investments in food service had a positive impact. The Confectionary segment has seen consistent sales growth throughout the year.

International Bioflavors (IBF), a company that specialises in cheese, butter and cream flavour technology, acquired in early 2003, was fully integrated into the North American business and into the Flavour Research activities. IBF products delivered strong year over year growth and enhanced Givaudan's portfolio in this segment. A programme was initiated to leverage these products and technologies across the other regions. Capital investments for state-of-the-art process control were made in the citrus manufacturing operation in Lakeland, Florida. This site manufactures specialty citrus ingredients for direct sale to global customers and for internal use by our flavourists. A significant investment is under-way for a new Savoury product development centre in Cincinnati. The centre will house process flavourists, savoury food scientists, chefs and savoury commercial staff.

Latin America

Latin America recorded double-digit gains in local currencies compared with last year. All major markets grew as the overall economic climate improved during the year. Double-digit gains came from Mexico, Argentina and Colombia. The growth in Latin America was the result of solid gains in all major segments. Successful new wins and a continued focus on key customers provided the leverage enabling us to take advantage of improved economic conditions within the region. Expanded technical capabilities and strategic investments in Savoury, food service and mint delivered important wins during the year and represent attractive growth avenues for Givaudan in the region. New TasteTrek™ activities undertaken in Latin America delivered innovative fruit flavours and culinary concepts that were well received by customers.

Following the FIS-acquisition, important investments were made to support Savoury manufacturing in Brazil. The expansion of the creation and application laboratories in Mexico will provide additional capabilities and resources for this market. Continued focus on operations and supply chain efficiencies enabled Givaudan to strengthen its regional competitive position. Despite the volatile economic environments, the Latin American market remains an important region for the future of Givaudan as a global leader in the flavour industry.



Research and Development



Nature has always set the standards for our olfactory judgements and, therefore, it was and still is only logical to search in its realm for new molecules and new scent concepts and to use them as leads. Over the past 20 years, the Headspace Trapping Technique has proven to be of fundamental importance in this field of research. In the past 10 years, Givaudan has specially adapted this technology for use in field experiments under extreme conditions, as they exist for example at high altitudes. By applying these methods, Givaudan has examined the scents of nearly two thousand flowers, leaves, fruits, woods, herbs or even roots from all over the world. Around 400 close-to-nature reconstitutions of these scents are now available to Givaudan's perfumers for use in all types of fine fragrances and consumer goods. Since the method of "capturing" the scent is non-destructive it can even be applied to highly endangered plant species and, in fact, one of Givaudan's projects focuses on "The Scents of the Vanishing Flora".

The picture on the left shows how the scent of the Alpine forget-me-not, *Eritrichum nanum*, was "captured" at the top of Piz Nair (3,150m, Engadin Valley), the scented plant species growing at the most extreme altitude in Europe. If you are lucky enough to find this holy grail plant, it might remind you, at first glance, of the common forget-me-not, but the flowers have much shorter stems, are arranged in tight cushions and are of true sky-blue colour hardly found elsewhere. Furthermore, they emit in the afternoon, after the sun has melted away the ice often covering the flowers, a warm and rich aromatic floral scent which is now also available to our creative perfumers.

Research and Development

In 2003, Givaudan continued its substantial investment in innovation reflected in a research and product development expenses ratio to sales of 8.0%. The R&D centres in Cincinnati and Dübendorf continued to closely cooperate on certain themes of fundamental research, while focusing on the specific needs of both divisions. In October 2003, Givaudan showcased its extensive array of research and application technology capabilities to investors and analysts at the Cincinnati research centre. As a highlight Givaudan demonstrated its creative real-time network which is unique in the fragrance and flavour industry. With this novel tool Givaudan can now hold olfactive video conferences. During these conferences perfumers and flavourists remotely log into a conference room via Internet technology. They are then able to directly blend various fragrances or flavours utilising Givaudan's proprietary VAS technology and have the smells or the flavour appreciated and evaluated in real-time by the customer in the conference room.

Fragrances

Fragrance Research sustained its momentum with a full development pipe-line of molecules, delivery systems, creation tools complemented by significant advances in sensory understanding. An impressive number of 27 patent applications were filed, covering a wide range of products and technologies. As a highlight of its activities in the past year, four new patented molecules were added to the captive perfumers' palette: Pharaone, a highly diffusive top spicy green note; Floridile, a fruity, warm peachy character note; Belambre, a new transitional woody-ambary high-impact scent and Toscanol, a powerful and linear sweet-spicy note. The introduction of these molecules is consistent with Givaudan's strategy to re-balance its ingredients portfolio from commodities to patented specialties. The selection of a new captive molecule is a challenging task. Besides the primary odour, the interaction and behaviour with other ingredients and with carrier bases, such as washing powder, is important.

The chemical synthesis and process research group continued to improve the synthesis of key ingredients in order to identify more cost-effective manufacturing solutions. The use of novel catalysts allowed Givaudan to manufacture ingredients at lower costs and in an environmentally friendly manner.

An exciting project was launched in the area of malodour counteraction. Sulphuric or amine malodour compounds smell badly even in lowest concentrations. Examples of these compounds are cold cigarette smoke and human body odours. First promising results of a new enzyme inhibitor technology are further investigated to counteract malodours and tackle the body odour problem in a new way by preventing the formation of these compounds.

New technologies remain a key requirement for success in the fragrance market. Customers are mainly interested in solutions which enhance the substantivity of perfumes. Givaudan has developed various delivery systems that allow a controlled release of the fragrance over time resulting in a prolongation of the effect. As the various applications are quite different, delivery systems must be specifically designed for the various applications, such as skin, hair and laundry. It is important for market introduction to demonstrate that the end consumer perceives a substantial difference compared with existing products. Several new delivery systems were evaluated in consumer tests and showed promising results.

In the past year, new ScentTrek™ expeditions were carried out in South Africa and India. The main target of the expedition to South Africa was to explore and analyse the native gladiolas of this region, which are part of the vanishing flora. From South India, Givaudan's researchers came back with more than thirty fascinating new odours focusing on spiritual themes. The most promising ones are already under assessment by Givaudan's perfumers. The highlights among these spiritual and cultural scents were tapped from the Blue Lotus of India, the sacred Ashok flower and the Henna flower. During these explorations for new scents, some interesting new concepts were discovered which demonstrate that nature and cultural trends still provide a wealth of inspiration for perfumery.

Besides the creative and stimulating aspects of the floral scents captured and described, the various analytical investigations help us to acquire an in-depth understanding of the floral biology and the taxonomy of the respective and sometimes endangered species. In recognition of this work, a recently discovered rare orchid native to Costa Rica and Panama was named *Coryanthes kaiseriana*, after one of our scientists.

The research programme on "Olfaction" has provided new insights into how the sense of smell works at the molecular level. For the first time, it was shown that a single type of odorant receptor protein recognises different sandalwood scent molecules. These data will support molecular modelling studies where the structures of novel odorants are designed and predicted. The increasing understanding of the interaction of odorants with receptor proteins, and the molecular events taking place during the perception of scents, will allow Givaudan to extend and further rationalise the successful use of fragrance ingredients.

In 2003, the Swiss National Museum, with the contribution of Givaudan scientists, took a look at the cultural history surrounding the sensory phenomena that make up the European alpine landscape.

The resulting exhibition "Alpine Scents" was probably the first of its kind having scents as its theme. The present Annual Report makes reference to the unique alpine scents, highlighting the watermelon snow fragrance on its bookmark.



Flavours

Flavour Research continued to address the challenge to create sensory advantage through science and technology innovation. Significant progress was made in the domains of taste modification, novel ingredients, flavour delivery, SMART Systems and consumer-based sensory knowledge.

Creation of innovative flavour solutions is an integrated process which demands expertise in a number of fields. It all starts with a clear understanding of what drives consumer preference. Flavour expectations vary from country to country and between ethnic groups. The Sensory Science effort focused on examination of the connection between consumer preferences, recognizable cultural differences, and the flavouring components which are responsible for these preferences. This analytical and sensory profiling knowledge is utilised by the flavourists to support the development process.

Rapid design of flavours to meet customer requirements is essential. The development of SMART Systems facilitate this process and enable flavourists to communicate effectively with the customers'product development teams. The Virtual Aroma Synthesiser (VAS) technology has reached a new level of sophistication with the introduction of a miniaturised version enabling a unique, highly interactive approach to flavour development to occur at customer sites. This gives Givaudan the ability to involve flavourists, from around the world in specific flavour development projects. Using precision instrumentation, the flavourists, along with the customer's development team at different sites, can collectively contribute to the creation process, making adjustments instantaneously. Additionally, the coupling of sensory measurement tools with flavour performance data creates a powerful support system for flavour creation, resulting in improved ability to create the right flavour for our customer.

The development of proprietary ingredients remains a cornerstone in flavour R&D. For ultimate creation flexibility and technical insulation, it is important to have the ability to provide innovative new ingredients. The ability to effectively modify taste attributes has become a key differentiator in the flavour development process. Givaudan has begun to exploit recent advances in genomics to complement its strong position in synthesis and biotransformation for the discovery of novel ingredients. The programme is expected to deliver new knowledge, unique ingredients and sensory tools which will alter the manner in which flavours are developed. Among the first successful applications of this research is the identification of several unique high-intensity cooling agents. These are compelling additions to the new line of Evercool™ compositions which provide a means to deliver a cooling sensation without utilization of menthol or mint oils.

Emphasis has been placed on the development of cost-effective flavour extracts combined with creation techniques that enable rapid customisation of flavour compounds. In the area of novel ingredients, a number of process flavour compositions were investigated for use as building blocks in vegetarian food products, addressing the increased focus on health and wellness. Furthermore, the natural products-based discovery process has led to identification of several natural high-impact components which were introduced to develop superior meat top notes. A programme for the development of the next generation biohydrolysates for culinary and dairy applications is under-way. A major vanilla technology development programme was launched in view of the current market shortage. Novel vanilla building blocks were designed in order to give the flavour development teams better tools to create high-quality natural extracts that customers demand.

Flavour protection and flavour release at the precise moment are essential functionalities for a high-performance flavour composition. Enhancements to existing core technologies and several highly focused projects have delivered advanced low-cost delivery capabilities. Consumer health trend concerns have led us to develop gelatine-free encapsulation systems that mimic our successful Flavourburst® technology in addressing these global needs.

Givaudan continued to capitalise on its TasteTrek™ expeditions to address the growing market interest in more complex, authentic flavours. In a recent Latin American TasteTrek™, the volatile components in a series of chili types unique to Mexico were investigated. Data from this collection is being utilised to create some unique and authentic chili flavours for seasoning and snack applications. A series of flavours for authentic Asian sauces were created and newly commercialised based on results from the Asian TasteTrek™.





Corporate Functions





From the bottom of the valleys to the highest mountain slopes, the Alps are rich in herbs used in popular medicine, such as teas, infusions or even herbal sweets and candies. A typical species is *Tussilago farfara* (coltsfoot) shown on the opposite photograph. Further examples are *Arnica montana* (arnica), *Artemisia absinthum* (wormwood), *Tilia cordata* (linden flower), *Thymus serpyllum* (wild thyme) and *Sambucus niger* (black elder).

Corporate Functions

Human Resources

In January 2003, Givaudan was challenged with successfully integrating 250 new employees joining from International Bioflavors and from the acquired Nestlé Kemptthal (Switzerland) manufacturing facility. To facilitate this, systematic processes were established for the retention, reallocation and outsourcing of personnel. These challenges were successfully met with minimal disruption to the organisation.

The continued difficult global economic climate required Givaudan to evaluate its infrastructure and resource requirements to ensure sustained growth and profitability. As part of this evaluation, several initiatives were launched in all areas of the business with the objective of improving margins. The reduction of 160 positions world-wide by year end enabled the company to rebalance staffing levels in order to focus on growth opportunities.

Concurrently, Givaudan reinforced its performance-driven culture and strengthened its position as an employer of choice. The Individual Development Process, as part of Givaudan's Talent Management Programme, continued to enable managers and professionals world-wide to acquire new competencies necessary for future growth. Additionally, the Talent Planning Process continued to systematically identify high potential candidates for key functional and cross-divisional roles. Givaudan maintained its commitment to ensuring that these candidates receive targeted developmental assignments to enable them to assume greater responsibility.

Through co-operation with the Institute of Management Development (IMD) in Switzerland, a new Executive Development Programme was launched in March 2003. Twenty-four high-potential managers from around the world participated in this programme focusing on the development and execution of global business strategies. Regional training initiatives were implemented to support business strategies and address needs identified through the Individual Development Process.

To ensure that Givaudan's "pay for performance" philosophy remains aligned with the evolving business priorities, a comprehensive review was initiated, resulting in a redesign of the annual incentive plan for implementation in 2004. This re-design harmonises variable incentive plans world-wide. It will also enable managers to target activities that drive company performance and recognise individual contribution.

To maintain Givaudan's commitment to meet the pension benefit needs of its employees in the current environment, overall pension strategies were evaluated for design modifications in 2004.

Headcount Development by Region

Region	Number of employees 31.12.2002	%	Number of employees 31.12.2003	%	Change from 2002 to 2003
Switzerland	1,225	21.0	1,403	23.5	178
Other Europe, Africa, Middle East	1,370	23.4	1,315	22.0	(55)
North America	1,652	28.3	1,650	27.6	(2)
Latin America	553	9.5	559	9.3	6
Asia Pacific	1,044	17.8	1,054	17.6	10
Total	**5,844**	**100.0**	**5,981**	**100.0**	**137**

These modifications will continue to provide competitive benefit levels, meeting the needs of its employees while managing the current cost challenges.

Givaudan received in 2003 for the Vernier (Switzerland) and Sao Paulo (Brazil) sites the SA 8000 certification on social responsibility awarded by Social Accountability International (SAI). Additional audits are under-way in China, Singapore, France and the USA. This reaffirms Givaudan's commitment as a socially responsible employer.

Safety and Environmental Protection

Givaudan looks back on another successful year in the area of safety, occupational hygiene and environmental protection. No major safety and environment-specific capital expenditures were necessary in 2003. Smaller investments were made to upgrade existing equipment in order to enhance efficiency. To increase environmental protection, further improvements were made at odour control units and waste water treatment plants.

Givaudan ensures its standards in safety and environmental protection through internal and external audits. Specific safety audits were conducted by an insurance company during the normal course of Givaudan's corporate safety audits. These audits took place in the seven most important sites in Europe and USA. The results of these audits underline the high level of safety Givaudan has achieved to minimise the risks of property damage and business interruptions. The result of the audits allowed Givaudan to keep the insurance premiums stable for the year to come.

No incidents of major importance has occurred during last year. This is attributed to Givaudan's continued efforts in the area of prevention. Safer operating environments are achieved through the increased use of risk analysis for the most hazardous processes and installations. The number of occupational accidents has been further reduced. However, despite high safety standards and the determination to make human safety a top priority, one employee fell from a tank wagon leading to severe injury. Continued emphasis is placed on systematic identification of hazardous situations to guarantee safe workplaces for all Givaudan employees worldwide.

Through programmes in the field of occupational hygiene and employee health surveillance, which include workplace risk assessments, safe working conditions continued to be provided to all employees. As a result, no occupational illness or health deteriorations occurred in 2003, at a time when our operations in Asia Pacific were threatened by the SARS epidemic.

In the area of environmental protection, Givaudan lowered its odour emissions as a result of the investments made in Cincinnati, Barneveld and Dübendorf in 2002. The odour complaints from the neighbourhoods of the sites remain very low, despite a general increase of activities. Solvent emissions are continuously decreasing. The use of chlorinated solvent, for which a full replacement is under study, has been drastically reduced. Emissions into the water were in all sites compliant with the regulations in place.

As announced, in last year's annual report, an in-depth evaluation on energy consumption was conducted in 2003, since energy is a major cost factor of Givaudan's operations. The evaluation showed that the modernisation of all boilers with up-to-date technologies proved beneficial and helped to identify further areas of improvement.

Givaudan is convinced that high standards in terms of safety, hygiene and environmental protection can be maintained only with discipline and a sense of responsibility by each employee. To further foster such behaviour, Givaudan has conducted an important training programme for all its S&E specialists around the world, who have the challenging task of maintaining and further improving the company's S&E standards.

Corporate Governance

Group structure and shareholders

Group structure

Givaudan SA, 5 chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan group, is listed on the SWX Swiss Exchange, under security number 1064593. The company does not have any subsidiaries that are publicly listed companies. On 31 December 2003, the market capitalisation of the company was CHF 5.1 billion.

The operational structure of the group is described in notes 1 and 5 to the consolidated financial statements. The list of principal consolidated companies is presented in note 25 to the consolidated financial statements.

Significant shareholders

On 31 December 2003, Nestlé SA was, with 10.78% of Givaudan shares, the only shareholder registered with voting rights holding more than 5% of the total share capital.
On 31 December 2002, Nestlé held 9.89% of Givaudan shares. The increase results from Givaudan SA's capital reduction based on the decision of the Annual General Meeting on 11 April 2003.

According to the information available to the Board of Directors, another shareholder, Harris Associates LP, held unregistered shares of more than 5% on 31 December 2003.

For further information, please consult the SWX website www.swx.com – [issuers] – [listed companies] – [Givaudan] – [major shareholders]

Structure of share capital

Amount of share capital

On 31 December 2003, Givaudan SA's capital amounted to CHF 80,000,000, divided into 8,000,000 registered shares of CHF 10 par value, fully paid in.

Conditional share capital

Givaudan SA's share capital can be increased

- by issuing up to 100,000 shares through the exercise of option rights granted to employees and directors of the Group;
- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not less than six years and the deadline for exercising conversion rights must be not less than fifteen years from the issue of the bond or warrants and the exercise or conversion price for the new shares must be at a level corresponding at least to the market conditions at the time of issue.

The preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below.

Authorised Share Capital

On 31 December 2003, Givaudan SA did not have any authorised share capital.

Changes in equity

The information regarding the year 2001 is available in note 4 to the statutory financial statements of the 2002 annual report. Details about the changes in equity for the years 2002 and 2003 are given in note 4 to the statutory financial statements on page 82 hereafter.

Shares

The company has only one class of shares. Subject to the limitations described below, they have the same rights in all respects. Every share gives the right to one vote.

Limitations on transferability and nominee registrations

Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. The Board of Directors may in a regulation or through agreements with financial institutions authorise registrations on a fiduciary basis.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule. It does not apply in the case of undertakings or acquisitions through succession, division of an estate or marital property law.

The limitations on transferability and nominee registrations may be changed by a positive vote of the absolute majority of the share votes represented at a shareholders meeting.

Exchangeable bond and warrants/options

See note 18 to the consolidated financial statements.

Board of Directors

The Board of Directors is responsible for the ultimate supervision and control of the management of the company, including the establishment of general strategies and guidelines, as well as matters which by law are under its responsibility. All other areas of the management are fully delegated to the Chief Executive Officer and the Executive Committee.

Members of the Board

Dr Dr hc Henri B. Meier
Chairman
Businessman, Swiss national, born 1936
Non-executive
First elected in 2000
Current term of office expires in 2004

Member of the Board of Roche Holding AG,
Züblin Immobilien Holding AG,
HBM BioVentures AG,
Grand Hotel Victoria-Jungfrau AG,
Eufra Holding AG,
Privatbank IHAG Zürich AG,
Several start-up companies and two foundations

Dr Andres F. Leuenberger
Vice-Chairman
Businessman, Swiss national, born 1938
Non-executive
First elected in 1994
Current term of office expires in 2005

Member of the Board of Roche Holding AG,
Metallwaren-Holding AG,
MCH Swiss Exhibition Ltd,
Vice-President of the American Swiss Foundation

Michel Bonjour
Director
Businessman, Swiss national, born 1935
Non-executive
First elected in 2002
Current term of office expires in 2004

Member of the Board of Nestlé Suisse SA

André Hoffmann
Director
Businessman, Swiss national, born 1958
Non-executive
First elected in 2000
Current term of office expires in 2006

Member of the Board of Roche Holding AG,
Green & Black's Chocolate Ltd,
Glyndebourne Productions Ltd,
Brunswick Capital Ltd,
Chairman of Nemadi Advisors Ltd and
Living Planet Fund Management Co.,
Executive Committee member of the
World Wide Fund for Nature

Prof. Dr John Marthinsen
Director
Professor, US national, born 1949
Non-executive
First elected in 2000
Current term of office expires in 2006

The Distinguished Chair in Swiss Economics
at Babson College,
Member of the Glavin Center for Global Management

Prof. Dr Dr hc Henner Schierenbeck
Director
Professor, German national, born 1946
Non-executive
First elected in 2000
Current term of office expires in 2005

Scientific adviser for the "Zentrum für Ertragsorientiertes
Bankmanagement" (Münster/Westfalen),
Member of the Council of the
European Centre for Financial Services,
Member of the Supervisory Board of DIA Consult AG

Dr Jürg Witmer
Director
Attorney, Swiss national, born 1948
Chief Executive Officer
First elected in 1999
Current term of office expires in 2006

Member of the Board of
Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG

The curriculum vitæ of the Board members are available on Givaudan's website www.givaudan.com – [about us] – [leadership] – [board of directors]

The term of office of the Board members is 3 years, subject to prior resignation or removal. Board members have to resign at the latest at the general meeting following their 70th birthday. Elections are by rotation in such a way that the term of about one third of the Board members expires every year.
The election is individual.

The Chief Executive Officer is the only executive member of the Board of Directors. None of the non-executive Board members has important business connections with Givaudan SA or any of the members of the Givaudan group.

None of the non-executive members of the Board was a member of the management of Givaudan SA or of a company of the Givaudan group at any time prior to the period under review.

Committees of the Board

The Givaudan Board of Directors has delegated special duties to committees. Meetings of Board Committees are usually held before or after each Board meeting. The following committees have been established:

1 Chairman's Council
2 Nomination Committee
3 Compensation Committee
4 Audit Committee
5 Finance and Investment Committee
6 Strategy Committee

Committees of the Board						
Board member	1	2	3	4	5	6
Henri B. Meier	•	•	•			•
Andres F. Leuenberger	•			•		
Michel Bonjour		•	•			
André Hoffmann					•	
Henner Schierenbeck				•		
John Marthinsen					•	•
Jürg Witmer	•	•				•

In addition, the Board has delegated specific tasks to other committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The roles of the committees are described on Givaudan's website www.givaudan.com – [about us] – [leadership] – [board of directors] – [committees of the board]

Board meetings

The Givaudan Board of Directors held four regular meetings and four extraordinary meetings in the year 2003. The seven Board members attended all meetings. Since Givaudan's independence in the year 2000, there has been full attendance at all Board meetings.

During each Board meeting, the operational performance of the company was presented by management. Selected members of management were invited to address specific projects. The Chairman meets with Executive Committee members frequently.

All Board members have direct access to the Givaudan Intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive via e-mail all press releases and information sent to investors/analysts.

In preparation for Board meetings, information is sent to the Board members via e-mail and ordinary mail. A data room containing additional information and historical data is set up prior to each meeting where Board members can consult relevant documents.

Board of Director's Meeting

The Givaudan's Board of Directors held a Board meeting in Japan in September 2003. The Board members felt that it was particularly relevant for their work to see first hand the importance of the activities carried out in this region. At the same time, the Executive Committee of Givaudan had their leadership meeting and individual members of management used this opportunity to conduct business meetings in various Asian countries.



The Board of Directors: Dr Jürg Witmer, Prof. Henner Schierenbeck, Prof. John Marthinsen, Dr Andres F. Leuenberger (back row); Dr Henri B. Meier, Michel Bonjour and André Hoffmann (front row).

The Asia Pacific region has the highest growth potential and is correspondingly very important for Givaudan, both for the Flavours and Fragrance Divisions. In Japan, where Givaudan has been present for over 70 years, the company has established a very strong position as a foreign player. This is even more remarkable since Japan is a mature and a highly competitive market.

The Board of Directors met *in corpore* in Tokyo at Givaudan's head office for Japan. After the Board meeting, a visit of the company's creation and application facilities for both flavours and fragrances as well as a site visit of the flavour production facilities in Fukuroi took place. The Board of Directors received an update on the company's activities in Japan and Asia Pacific. They could also see first hand that the expansion of the Fukuroi facilities is well under-way. This expansion will not only increase manufacturing and warehouse capacity, but will also make for a more efficient manufacturing process.



Mr. Tadanao Naganuma, President, Givaudan Japan K.K. shows Givaudan's chairman, Dr Henri B. Meier, a bottle of washed lemon flavour.

Our regional management for Asia Pacific, located in Singapore and Shanghai, took the opportunity to update the Board of Directors on the region's strategic direction as well as the major expansion projects in the region: In Singapore, the expansion of the flavour creation centre is almost complete while the expansion project for fragrances is still in progress. The new technical centre is close to completion and will enable Singapore to become the centre of expertise for ethnic and Asian flavours. This new



A tea house and tea plantation adjoining the Fukuroi factory. Although not the most important flavour in Japan, green tea plays an important role culturally and for well-being. It is both the most consumed and the most important drink in Japan and is reputed to have many health benefits. Givaudan uses tea flavours in products ranging from soft and instant drinks to ice creams and candies.

facility contains pilot plant equipment that will enable the company to perform test runs under industrial conditions, something that most of our customers are unable to do, hence, increasing their confidence that the product developed will be successful when launched. For Givaudan this is currently a significant point of differentiation from our competition in the region.



The Management Team: Dr Jürg Witmer, Othmar Vock, Errol Stafford (who retired end 2003), Adrien Gonckel, Bruce Bachmeier, Dietrich Fuhrmann and Mike Davis.

In China, the preparatory activities to set up a new flavour compounding plant and regional centre in Shanghai are well on the way. The new flavour facility will not only consist of an enlarged flavour plant but also creation and application capabilities, that will second Singapore in the increasing need to provide customers not only with exciting new flavours but also the industrial expertise to ensure that it will work.

The high growth potential of Asia and the significant expansion projects will enable us to continue to expand our strong market position in the region and ensure that Givaudan is well positioned to take advantage of this stimulating market.

Givaudan in Japan

Givaudan first established a presence in Japan in 1930 through agents and opened its own office in 1970. Today, the company has a work force of almost 200 employees spread over two locations, Tokyo and Fukuroi.

The head office in Tokyo houses Flavours, Fragrances and administrative activities. Both divisions operate with fully fledged sales, creation and application teams, which are equipped to answer all the specific needs of our customers.

The flavour production plant is located in Fukuroi, half-way between Tokyo and Osaka. This plant was built in 1994 and manufactures over 1,600 tons of flavours per year. In addition to the normal flavours production, the plant is specialised in manufacturing washed citrus flavours which are colourless liquid flavours used in the production of clear beverages such as lemonades. A project to expand the plant is in progress and will be operational in early 2004, allowing Givaudan to cope with the increasing demand in this important market.

One of the many reasons that the Japanese market is so appealing is the wide variety of functional foods that make up the local diet and offer Givaudan many exciting opportunities. As the primary ingredients in functional foods are often bitter, the masking of this taste presents an interesting challenge for our flavourists. This is often done with a sweet or citrus flavour, in order to make the product acceptable to consumers. This explains why citrus, and also vanilla, are the most important flavours in the Japanese market.

Executive Committee

The Executive Committee, under the leadership of the CEO, is responsible for all areas of management of the company that are not specifically reserved to the Board of Directors. Members of the Executive Committee are located in Switzerland, France and in the USA. The Executive Committee holds regular meetings at Givaudan sites around the world or by teleconference.

Members of the Executive Committee

Dr Jürg Witmer
Chief Executive Officer
joined Givaudan in 1999, born 1948,
Swiss national

Mike Davis
President Flavour Division
joined Givaudan in 1997, born 1947,
United States national

Errol Stafford (until 31.12.03)
President Fragrance Division
joined Givaudan in 1992, born 1943,
British national

Michael Carlos (from 1.1.04)
President Fragrance Division
joined Givaudan in 1984, born 1950,
Indian national

Othmar Vock
Chief Financial Officer
joined Givaudan in 1994, born 1943,
Swiss national

Adrien Gonckel
Information Technology
joined Givaudan in 1982, born 1952,
French national

Bruce Bachmeier
Human Resources
joined Givaudan in 1995, born 1957,
United States national

Dietrich Fuhrmann (until 31.03.04)
Strategy and Development
joined Givaudan in 2002, born 1941,
German national

The curriculum vitæ of the members of the Executive Committee are available on Givaudan's website www.givaudan.com – [about us] – [leadership] – [management team]

Compensation, shareholdings and loans

Compensation

Givaudan has established a compensation plan for its senior executives. This plan is designed to attract, motivate and reward key executives for the achievement of ambitious goals required for future growth, profitability and creation of shareholder value. Compensation for senior executives consists typically of base salary, annual performance incentive and long-term incentive in the form of call options. The annual performance incentive payout is based on the achievement of previously agreed objectives and parameters. The most important performance criteria for senior executives are sales growth, operating performance and return on assets. The performance incentive is paid in the first quarter of each year and is calculated on the basis of the operating performance of the previous year.

The *Compensation Committee* of the Board of Directors approves the remuneration policy of the group and the remuneration of the members of the Executive Committee. It approves share option plans and other performance-related remuneration instruments as well as the pension-fund policies.

Compensation of non-executive members of the Board
In 2003 the aggregate compensation for the non-executive Board members amounted to CHF 820,000, compared with a compensation of CHF 830,000 for the year 2002. The compensation for 2003 is composed of CHF 490,000 for director fees (CHF 70,000 per board member and CHF 140,000 for the Chairman of the Board), total fees for participation in Board committee meetings of CHF 260,000 and a total lump sum contribution for out-of-pocket expenses of CHF 70,000. In addition to this compensation, 37,100 call options were granted. These options vest on 17 March 2005 and represent an aggregate value at grant of CHF 210,357.

Compensation of executive member of the Board and Executive Committee
In 2003 the aggregate compensation of the members of the Executive Committee, including the CEO, amounted to CHF 6,187,329. This figure also reflects the full year compensation of an additional member who joined the Executive Committee in May 2002. The compensation was paid in the currency of the country where the executive is based and the amounts were translated for the purpose of this report at average exchange rates. The aggregate compensation paid is composed of base salary of CHF 3,118,518 (representing an increase of 2.8% in local currencies), a performance incentive payment of CHF 2,398,438 based on the year 2002 operating performance, Board member compensation of CHF 160,000 for the CEO and an amount of CHF 510,374 representing other benefits in kind. In addition to the compensation, 205,300 call options were granted. These options vest on 17 March 2005 and represent an aggregate value at grant of CHF 1,164,051.

In addition to the above compensation, annualised expenses of CHF 757,525 have been incurred for supplementary retirement benefits established for members of the Executive Committee without the CEO. Also, an amount of CHF 2,342,000 has been accrued for two members of the Executive Committee. One member retired at 31 December 2003 and another member will retire in early 2004. The amount represents compensation and supplementary benefits upon retirement which will be paid out in the future.

Compensation of the Board member with the highest compensation
The CEO, as the member of the Board with the highest total compensation received an aggregate compensation in 2003 of CHF 1,409,533. This compensation is composed of CHF 640,000 base salary (representing an increase of 2.4%), a performance incentive payout of CHF 572,579 based on the year 2002 operating performance, Board compensation of CHF 160,000 and an amount of CHF 36,954 representing other benefits in kind. In addition to his compensation he has been awarded 50,300 call options. These options vest on 17 March 2005 and represent an aggregate value at grant of CHF 285,201.

In addition to the above compensation, a supplementary retirement benefit has been established for the CEO. The annualised expense for such benefit amounts to CHF 208,744. The CEO's total retirement benefit entitlement at age 65, including standard pension benefit from the company's pension fund, social security benefits (AHV/AVS) and the supplementary benefits amounts to a maximum of CHF 350,000 per year.

Special compensation of members of the Board and Executive Committee who left the company during the reporting period
No special compensation was paid out during the reporting period.

Compensation of former members of the Board and Executive Committee
An amount of CHF 30,000 has been paid to a former non-executive member of the Board for consulting services rendered during the reporting period.

Details about the Givaudan share option plan are described in the financial section, note 7 "employee benefits". No shares were allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of them during the reporting period.

Ownership of shares

As per 31 December 2003, the executive Board member (CEO) and members of the Executive Committee including closely connected persons held 441 Givaudan shares. The non-executive Board members including closely connected persons held 136,876 Givaudan shares.

Ownership of share options

Givaudan's share options are fully tradable and the value at grant is the market value at the date of grant.

The following share options were granted during the corresponding periods and are still owned by the non-executive members of the Board as per 31 December 2003.

Year of grant	Maturity date	Vesting date	Ticker	Strike price (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options
2000	30 Sep 2005	21 Jul 2003	GIVHI	560	100:1	1.0961	204,000
2001	20 Feb 2006	19 Feb 2004	GIVUP	520	100:1	1.0120	245,000
2002	29 Jan 2007	28 Jan 2005	GIVBB	590	10:1	8.1200	32,200
2003	17 Mar 2008	17 Mar 2005	GIVMS	525	10:1	5.6700	37,100

The following share options are owned by the members of the Executive Committee and the executive member of the Board (CEO) as per 31 December 2003.

Year of grant	Maturity date	Vesting date	Ticker	Strike price (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options
2000	30 Sep 2005	21 Jul 2003	GIVHI	560	100:1	1.0961	0
2001	20 Feb 2006	19 Feb 2004	GIVUP	520	100:1	1.0120	1,085,000
2002	29 Jan 2007	28 Jan 2005	GIVBB	590	10:1	8.1200	164,600
2003	17 Mar 2008	17 Mar 2005	GIVMS	525	10:1	5.6700	205,300

The company is not aware of any ownership of share options, as per 31 December 2003, by persons closely connected to the Board of Directors and/or members of the Executive Committee.

Additional fees and loans

No additional fees and/or compensation were paid during the reporting period to any member of the Board, any member of the Executive Committee or any closely connected person. None of them had any loan outstanding as per 31 December 2003.

Shareholders' participation rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than 10% of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule are considered as one shareholder. This restriction does not apply to the exercise of voting rights through members of a corporate body, independent representatives and holders of deposited shares, to the extent that no avoidance of the said restriction to the voting rights results therefrom. Any change in this rule requires a positive vote of the absolute majority of the share votes represented at a shareholders' meeting.

Any shareholder who, on the day determined by the Board of Directors, is registered as a shareholder with voting rights has the right to attend and to vote at the shareholders meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by law for general meetings of shareholders. The only exception, art. 12.1.9, which provided that a two thirds majority of the share votes represented is required (rather than the absolute majority required by law) for the change of the clauses on transfer restrictions (art. 5 paragraph 3), restriction on voting rights (art. 11 paragraph 2), conversion of registered shares into bearer shares, increase of the maximum number of members of the Board of Directors (art. 13 paragraph 1), recall of one fourth or more of the members of the Board of Directors and the change art. 12.1.9 itself, was deleted based on the decision of the last Annual General Meeting held on 11 April 2003.

Shareholders registered with voting rights are convened to shareholders' meetings by mail at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the Annual General Meeting on 16 April 2004. The specified date will be approximately two weeks before the meeting.

Change of control and defence measures

Givaudan SA does not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than 33 1/3 % of the voting rights of a listed company is required to make an offer to acquire all listed securities of the company that are listed for trading on the SWX Swiss Exchange.

In the event of a change of control that has not been approved by the Board of Directors, members of the Board of Directors and the Executive Committee will be entitled to a compensation equivalent to two years' remuneration. Additionally, all share options granted by the company to members of the Board of Directors and Givaudan employees will become immediately vested at a predetermined price.

Internal Audit

Corporate Internal Audit is an independent and objective corporate function established to assist management in achieving their objectives. The internal audit's role is to evaluate and contribute to the improvements of the company's risk management and control systems. This specifically includes also the analysis and evaluation of the effectiveness of business processes and recommendations for adjustments where necessary.

The audit approach is based on the business process audit methodology, which provides value to the local entities and to group management. Effective communication and reporting ensure an efficient implementation of the audit recommendations.

Corporate Internal Audit reports to the Audit Committee of the Board of Directors. The audit function has been headed since the year 2000 by Jean-Pierre Wirtz. For specific audits of affiliates, staff from Ernst & Young supports the internal audit function.

External Auditors

PricewaterhouseCoopers SA has been appointed as the world-wide auditors of the Givaudan Group since the spin-off in 2000. The responsible principal auditor since 2000 has been Ralph R. Reinertsen, partner.

The fees of PricewaterhouseCoopers SA for professional services related to the audit of the Group's annual accounts for the year 2003, amounted to CHF 2.1 million. This amount includes fees for the audit of Givaudan SA, of its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2003, PricewaterhouseCoopers SA rendered other services (mainly tax related) for CHF 0.9 million.

The evaluation of the external auditors is done by the Audit Committee of the Board.

Information policy

Givaudan's Principles of Disclosure and Transparency are described in a publication posted on our internet website www.givaudan.com – [investor center] – [publications] – [corporate policies]

Hardcopies of company publications, such as annual report, half-year report and environment & safety report are available on request. They can also be downloaded from Givaudan's website under www.givaudan.com – [investor center] – [publications]

Other important website paths
Quarterly sales information and other media releases:
www.givaudan.com – [media room] – [media releases]
Calendar of events:
www.givaudan.com – [investor center] – [agenda]
Articles of Incorporation:
www.givaudan.com – [investor center] – [publications] – [corporate policies]

Givaudan Securities

Price development of share


CHF
700
600
500
400
300
200
June 8
2000
2001
2002
2003

Givaudan

SMI (rebased)

Givaudan Nominal Shares are traded at virt-x, ticker symbol 1064593.



Financial Review



The honeysuckle species shown here belongs to the famous classical scented flowers of Europe prized for centuries by poets and perfumers alike. The German common name "Jelängerjelieber" (the longer the better) describes well how much we feel attracted by its most tender white-floral fragrance being at its prime during the late evening hours. All efforts to capture this unique flower scent in a commercial essential oil or absolute have failed for decades. Fortunately, Givaudan's headspace technique, combined with the most modern analytical equipment and its expertise in identifying the olfactorily relevant constituents, finally allowed our scientists to reconstitute the honeysuckle scent. And now it is available as an important component in the creation of fine fragrances as well as for cosmetic products, such as body lotions and creams.

Financial Review

in millions of Swiss francs, except per share data	Actual		Pro forma[a]
	2003	**2002**	**2002**
Sales	2,715	2,674	2,796
Gross profit	1,252	1,276	1,326
as % of sales	*46.1%*	*47.7%*	*47.4%*
EBITDA[b]	521	579	620
as % of sales	*19.2%*	*21.7%*	*22.2%*
Operating profit before restructuring costs	408	431	432
as % of sales	*15.0%*	*16.1%*	*15.5%*
Operating profit	340	405	432
as % of sales	*12.5%*	*15.2%*	*15.5%*
Net income	216	256	274
as % of sales	*8.0%*	*9.6%*	*9.8%*
Earnings per share – basic (CHF)	27.03	30.06	31.48
Earnings per share – diluted (CHF)	26.93	30.02	31.44
Operating cash flow	481	410	
as % of sales	*17.7%*	*15.3%*	

a) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001. Details of the pro forma adjustments are disclosed in the Notes to the Pro forma Consolidated Income Statement on page 79.

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

For a group such as Givaudan, consolidating its results in Swiss francs, 2003 was a demanding year for business and for managing finance operations in order to preserve capital and enhance shareholder value. In the first semester the business had to deal with the negative impacts of war in the Middle East and the SARS health disruptions, which particularly affected the fast growing Far Eastern markets. Throughout the year Givaudan suffered pressure on the gross margin resulting from the Group having its industrial production base largely in the Euro block area and Switzerland, and selling its products worldwide including those markets affected by the rapidly depreciating US dollar. Further, it was a demanding task to manage financial exposure in a year where equity markets initially dropped and then recovered with increasing speed. Currency movements were erratic even though over the full year the Euro together with the Swiss franc strongly gained value against other major currencies. Interest rate developments were without clear trends, which required exercising good judgement for hedging future potential interest rate movements. There existed a number of good opportunities to restructure company debt by engaging in longer term financial instruments. With such transactions Givaudan's balance sheet has improved its neutrality in currency terms, reducing translation losses and thereby assuring long term capital preservation.

Givaudan has started special restructuring and cost saving programmes to counter temporary negative trends in operating performance. At the end of 2003, restructuring costs of CHF 68 million were recorded, starting in 2004 this will result in corresponding savings on a yearly basis. Excluding restructuring expenses, 2003 operating performance would have been higher compared to published results, i.e. EBITDA 21.7% vs. 19.2% and EBIT 15.0% vs. 12.5%. These results would look even more favourable, if we would compare results in US dollar terms, which is the currency of our largest competitor and increasingly used for consolidation and performance measurement by various large Swiss multinational groups.

The higher operating cash flow of CHF 481 million not only allowed Givaudan to finance the higher investments in fixed assets, pay for the IBF acquisition, buy out the minority shareholder in our Chinese company, but also allowed further share buy-back activities and paying increased dividends. Consequently the strategy of giving back liquid funds to shareholders, which are not needed in the foreseeable future, has been followed in 2003.

Total non-operating expenses show a positive trend. Careful hedging of our financial exposure had a favourable impact. The upward movements from developments in our marketable securities is not reflected in our income statement since the revaluation of marketable securities of CHF 78 million is directly booked to equity according to the International Financial Reporting Standards. However this strengthened the balance sheet equity ratio. Similarly the recording of treasury shares in equity has also helped improve this ratio. Careful tax management has allowed to achieve a lower expected tax rate.

In 2003 existing debt was restructured by lengthening maturities, locking in attractive longer term interest rates and switching to currencies with longer term devaluation potential. Net debt at year end 2003 stood at CHF 378 million compared to CHF 374 million at the 2002 year end. The equity to total balance sheet ratio stood at a comfortable 57%, compared with 61% as per year end 2002. In summary, good operating cash flow and sound financial management have contributed to the stable financial situation, even though CHF 294 million was spent during 2003 on the first and second share buy-back programmes and a dividend of CHF 65 million was paid to shareholders in April 2003.

Underlying obligations from pension funds have improved substantially in 2003 due in part to sound investing for the long term. This will lead to a lower 2004 income statement pension expense.

Positive developments in the financial picture of Givaudan have induced the Board of Directors to propose an increase of the regular dividend by 10% from CHF 8.10 to CHF 8.90 per share. Furthermore, a special dividend of CHF 6.50 per share will be proposed.

Givaudan, in a year without large acquisitions, has made major efforts in upgrading accounting and reporting systems, pursuing strict adherence to all International Financial Reporting Standards, improving internal control systems and their application and fulfilling requirements of finance related corporate governance.

Foreign exchange rates

Foreign currency to Swiss francs exchange rate

	ISO code	units	31 December 2003	Average 2003	31 December 2002	Average 2002	31 December 2001
Dollar	USD	1	1.24	1.34	1.38	1.56	1.66
Euro	EUR	1	1.56	1.52	1.45	1.47	1.48
Pound	GBP	1	2.21	2.20	2.23	2.33	2.42
Yen	JPY	100	1.16	1.16	1.16	1.24	1.26


1.80
1.70
1.60
1.50
1.40
1.30
1.20
Dec. 01
March 02
June 02
Sept 02
Dec 02
March 03
June 03
Sept 03
Dec 03
USD/CHF
EUR/CHF

Consolidated Financial Statements

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	2003	2002
Sales	5	2,715	2,674
Cost of sales		(1,463)	(1,398)
Gross profit		**1,252**	**1,276**
as % of sales		*46.1%*	*47.7%*
Marketing, development and distribution expenses	6	(643)	(638)
Administration expenses		(96)	(96)
Amortisation of intangible assets	17	(93)	(87)
Other operating income (expenses), net	8	(80)	(50)
Operating profit		**340**	**405**
as % of sales		*12.5%*	*15.2%*
Financial income (expenses), net	9	(40)	(49)
Result before taxes		**300**	**356**
Income taxes	10	(82)	(98)
Result after taxes		**218**	**258**
Minority interest	11	(2)	(2)
Net income		**216**	**256**
as % of sales		*8.0%*	*9.6%*
Earnings per share – basic (CHF)	12	**27.03**	**30.06**
Earnings per share – diluted (CHF)	12	**26.93**	**30.02**

Consolidated Balance Sheet at 31 December

in millions of Swiss francs	Note	2003	2002
Cash and cash equivalents		494	454
Available-for-sale financial assets	13	366	359
Accounts receivable – trade	14	414	427
Inventories	15	514	471
Current income tax assets	10	43	32
Trading financial instruments	19	49	35
Other current assets		65	72
Current assets		**1,945**	**1,850**
Property, plant and equipment	16	1,012	1,007
Intangible assets	17	1,353	1,462
Deferred income tax assets	10	111	118
Other long-term assets		127	124
Non-current assets		**2,603**	**2,711**
Total assets		**4,548**	**4,561**
Short-term debt	18	249	532
Accounts payable – trade and others		163	145
Current income tax liabilities	10	27	4
Trading financial instruments	19	41	16
Accrued and other current liabilities		153	185
Current liabilities		**633**	**882**
Long-term debt	18	989	655
Provisions	20	79	45
Liabilities for post-employment benefits	7	131	104
Deferred income tax liabilities	10	81	70
Other non-current liabilities		49	39
Non-current liabilities		**1,329**	**913**
Minority interest	11	**1**	**5**
Share capital		80	87
Retained earnings and reserves		3,010	3,279
Own equity instruments		(9)	(118)
Fair value reserve for available-for-sale financial assets		(115)	(193)
Equity component of exchangeable bond		10	10
Cumulative translation differences		(391)	(304)
Equity	21	**2,585**	**2,761**
Total liabilities, minority interest and equity		**4,548**	**4,561**

Consolidated Statement of Changes in Equity for the Years Ended 31 December 2002 and 2003

in millions of Swiss francs	Note	Share Capital	Retained earnings and reserves	Own equity instruments	Equity component of exchangeable bond	Fair value reserve for available-for-sale financial assets	Currency translation differences	Total
Balance at 1 January 2002		**86**	**3,021**	**(184)**	**10**	**(90)**	**(59)**	**2,784**
Movement on fair value for available-for-sale financial assets, net						(105)	-	(105)
Movement on deferred taxes on fair value adjustments						2	-	2
Change in currency translation						-	(245)	(245)
Net gains (losses) not recognised in the income statement						**(103)**	**(245)**	**(348)**
Issuance of shares	21	1	59	-	-			60
Dividends paid	21	-	(57)	-	-			(57)
Net income		-	256	-	-			256
Movement on own equity instruments, net		-	-	66	-			66
Net changes in other equity items		**1**	**258**	**66**	**-**			**325**
Balance at 31 December 2002		**87**	**3,279**	**(118)**	**10**	**(193)**	**(304)**	**2,761**
Movement on fair value for available-for-sale financial assets, net						79	-	79
Movement on deferred taxes on fair value adjustments						(1)	-	(1)
Change in currency translation						-	(87)	(87)
Net gains (losses) not recognised in the income statement						**78**	**(87)**	**(9)**
Cancellation of shares	21	(7)	(420)	427	-			-
Dividends paid	21	-	(65)	-	-			(65)
Net income		-	216	-	-			216
Movement on own equity instruments, net		-	-	(318)	-			(318)
Net changes in other equity items		**(7)**	**(269)**	**109**	**-**			**(167)**
Balance at 31 December 2003		**80**	**3,010**	**(9)**	**10**	**(115)**	**(391)**	**2,585**

Consolidated Cash Flow Statement for the Year Ended 31 December

in millions of Swiss francs	Note	2003	2002
Cash flows from (for) operating activities	23	**481**	**410**
Increase (decrease) in long-term debt, net		363	5
Increase (decrease) in short-term debt, net		(275)	229
Issuance of share capital		-	-
Interest paid		(49)	(58)
Dividends paid		(65)	(57)
Acquisition and sale of own equity instruments, net		(317)	(387)
Others		18	(7)
Cash flows from (for) financing activities		**(325)**	**(275)**
Purchase of property, plant and equipment and intangible assets	16, 17	(158)	(92)
Proceeds from the disposal of property, plant and equipment and intangible assets		21	13
Interest received		4	7
Dividends received		5	4
Purchase and sale of available-for-sale financial assets, net		54	79
Purchase and sale of trading financial instruments, net		18	47
Acquisition of FIS, net of cash acquired	4	-	(200)
Acquisition of IBF	4	(31)	-
Acquisition of minority interest in China, net of cash acquired	11	(9)	-
Others, net		(17)	(1)
Cash flows from (for) investing activities		**(113)**	**(143)**
Net effect of currency translation on cash and cash equivalents		(3)	(5)
Increase (decrease) in cash and cash equivalents		40	(13)
Cash and cash equivalents at the beginning of the year		454	467
Cash and cash equivalents at the end of the year		**494**	**454**

During 2002, shares have been issued and treasury shares used for non-cash consideration to acquire assets of FIS (see Note 4)
During 2003, Givaudan SA shares have been purchased and cancelled (see Note 21).

Notes to the Consolidated Financial Statements

1. Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group"), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries. World-wide, it employs 5,981 people. A list of the principal Group companies is shown in Note 25 of the consolidated financial statements.

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (hereafter "FIS").

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. (hereafter "IBF"), located in Wisconsin (USA). No pro forma financial information relating to the IBF acquisition has been stated.

On 4 August 2003, Givaudan SA acquired the minority interest of Shanghai Givaudan Ltd.

The Group is listed on the SWX Swiss Exchange.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards. They are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and trading financial instruments.

Givaudan SA's Board of Directors approved these consolidated financial statements on 27 February 2004.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

The subsidiaries that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Thus control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Foreign currency valuation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity.

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average year and year-end exchange rates are taken directly to equity.

On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in the income statement as part of the gain or loss on divestment.

Exchange gains and losses arising in Group companies from the translation into their local reporting currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in financial income (expense), net.

Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment of products.

Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads.

Research and product development costs

Research and product development costs are charged against income as incurred since the criteria for their recognition as an asset are not met in the opinion of management.

Employee benefit costs

Wages, salaries, social security contributions, annual leave and sick leave paid, bonuses and non-monetary benefits are accrued or expensed in the year in which the associated services are rendered by the Group's employees.

Pension obligations

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

Defined benefit retirement plans based on employees' years of service and remuneration at retirement are generally provided for employees of most major Group companies. Plans are usually funded by payments from the Group and by the employees to financially independent trusts. Where, due to local conditions, a plan is not funded, a liability is recorded in the financial statements. The aggregated cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return on plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

Other post-retirement obligations

Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

Executive Share option plans

The Group established share option plans to align the long-term interests of Group executives and members of the Board of Directors with the interests of the shareholders. Key executives are awarded a portion of their performance-related compensation in Givaudan call options which may be exercised or settled in cash. The executive share option plans are established with Givaudan registered shares as underlying securities and are granted at the market price of the options on the date of the grant. Share options are set generally with a vesting period from two to three years, during which the options cannot be exercised or transferred. The Group has at its disposal either treasury shares or conditional share capital when the options are exercised. No compensation cost is recognised in the income statement for the granting of share options based on conditional capital, except for the underlying social security costs.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in operating expenses or in financial expenses according to their nature.

Deferred income taxes are provided based on the balance sheet liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and time, call and current balances with banks and similar institutions.

Financial Instruments

Financial assets are composed of debt and equity securities and are initially recorded at acquisition cost, including transaction costs. They are generally treated as available-for-sale financial assets; purchases and sales are accounted for on the settlement date. They are classified as current assets, unless they are expected to be realised beyond twelve months of the balance sheet date. At each period-end, for quoted financial assets, the book value is adjusted to the market value, the latter being calculated by reference to share exchange quoted selling prices at close of business on the balance sheet date, with a corresponding entry in equity.

Monetary items, such as marketable debt securities, denominated in a foreign currency are adjusted for the effect of any change in exchange rates with unrealised gain or loss booked in the income statement. Realised gain or loss is recognised in the income statement upon disposal of marketable securities or when determined to be impaired. Dividends and interest earned are included in the income statement as financial income.

At each period-end, non-quoted financial assets are re-valued at fair value based on prices given by reputable financial institutions or on the price of the latest transaction.

Available-for-sale financial assets are impaired when in management's opinion there is objective evidence that the estimated future recoverable amount is less than the carrying amount such as when their market value has been deeply below cost over a long period. The charge is recorded within financial income (expenses), net of the consolidated income statement.

Most derivative instruments are entered into for providing economic hedges. Generally, they do not qualify for hedge accounting according to IAS39 and are treated as held-for-trading financial instruments. They are initially recorded at cost, including transaction costs. Purchases and sales are accounted for on the settlement date. At period-end, the derivatives are re-valued at fair value based on quoted market prices at the balance sheet date, with unrealised gain or loss booked in the income statement.

They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the income statement.

The proceeds of straight bonds and of private placements of debt issues are recognised at the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method and charged to interest expense over the life of the bond. They are de-recognised at redemption date.

The proceeds, net of expenses, of exchangeable bonds are accounted for by splitting the debt element and the embedded derivative option. The fair value of the liability portion is determined using a market interest rate for an equivalent straight bond; this amount is recorded as a non-current liability. The debt discount arising from the difference between the debt element at issuance and the par value is recognised using the amortised cost method over the life of the bonds. The charge is recorded as interest expense in the income statement. The debt securities are de-recognised at the time of option exercise or at redemption date. The residual amount of the proceeds is allocated to the conversion option which is recognised and included in equity. The value of the conversion option is not changed in subsequent periods but will be reclassified to retained earnings at the time of conversion or at redemption date.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Notes 13, 18 and 19 to the consolidated financial statements.

Accounts receivable – trade

Trade receivables are carried at anticipated realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts. During the year in which they are identified, bad debts are written off. The charge is reported within marketing, development and distribution expenses of the consolidated income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in process comprises raw materials, direct labour, other direct costs and related production overheads but excluded borrowing costs.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5-15 years
Office equipment	3 years
Motor vehicles	5 years

Repairs and maintenance costs are recognised as expenses as incurred.

Interest costs on borrowings to finance the purchase or construction of property, plant and equipment are not capitalised. The Group has no significant finance leases. Payments made under operating leases are charged against income on a straight-line basis over the term of the lease.

Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recorded in the balance sheet as an intangible asset and is amortised on a straight-line basis over the estimated useful life but not in excess of 20 years. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are generally recorded in the local currency at the effective date of the transaction and translated at year-end exchange rate.

Other intangibles assets such as patents, licences, trademarks, know-how and process-oriented technology are initially recorded at their acquisition cost and are amortised on a straight-line basis over their estimated economic lives for a period limited to 20 years. Internally generated intangible assets are not capitalised.

Impairment of long-lived assets

When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss within other operating income (expenses), net, of the consolidated income statement. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term interest rate.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Restructuring provisions comprise lease termination penalties and employees termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

Own equity instruments

Purchases of own equity instruments, own shares and derivatives on own shares, are recorded at acquisition cost including transaction costs as a deduction from equity. The original cost of acquisition, results from resale and other movements are reported as changes in equity, net.

Treasury shares acquired by the execution of own equity derivatives are recorded at the execution date market price. The difference between the market price and the strike price is recorded as gain or loss on derivative on own shares and remains in equity.

More detailed information is provided in Note 21 of the consolidated financial statements.

Dividends

Dividends are recorded in the period in which they are approved by the Group's shareholders.

International Financial Reporting Standards

The IASB continues its goal to develop global accounting standards by publishing new and revised International Financial Reporting Standards (IFRS). With respect to the widespread acceptance to use IFRS from 2005 in the European Union, the IASB has focused on having a comprehensive platform of standards in place by 31 March 2004.

The IFRS's below are expected to be applied at the latest for the annual periods beginning on 1 January 2005:

- Improvements to existing International Accounting Standards,
- Amendments to IASs 32 and 39 Financial Instruments,
- Macro hedging-limited amendments,
- Business combinations phase I,
- Share-based payment,
- Insurance contract phase I, and
- Disposal of non-current assets and presentation of discontinued operations

Within this context the Group is following IFRS developments and assessing their potential impact on the consolidated financial statements.

3. Financial risk management

Financial risk management within the Group is governed by policies approved by the Board of Directors and senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and raising short- and long-term debt.

When deemed appropriate certain of the above risks are reduced through the use of financial instruments. Group management believe that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to optimise value. Group companies report details of the financial instruments outstanding and financial liquidity positions to Group Treasury on a monthly basis.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the equivalent amount in local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income is generated primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale and interest on and repayment of loans are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of derivative financial instruments such as options and forward contracts. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation difference.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

Group companies manage their short-term interest rate risk locally, if necessary by means of derivative financial instruments such as interest rate swaps. Furthermore, the consolidated interest rate risk is monitored by Group Treasury on a world-wide level.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is assessed by a very careful review prior to investing, diversification of assets and continuous monitoring of the performance of investments and changes in their risk configuration. The Group make use of derivatives financial instruments to manage risks on available-for-sale investments and debt instruments.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored.

The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Group policies, guidelines and guidance.

4. Business combinations

IBF acquisition

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc., located in Wisconsin (USA). No pro forma financial information relating to the IBF acquisition has been stated.

The acquisition of IBF has been accounted for in the financial statements by use of the purchase method of accounting. The results of IBF operations have been incorporated in the consolidated income statement since 7 January 2003.

As stated in the agreement, the purchase price excluding transaction costs amounts to USD 21 million (equivalent to CHF 30 million) and consideration was in the form of cash. The Group acquired intangible assets consisting of goodwill plus process-oriented technology which are amortised on a straight-line basis over 20 years and 15 year respectively. The amortisation is included in the income statement under amortisation of intangible assets.

The total purchase consideration including transaction costs, the net assets acquired and the goodwill related to the IBF acquisition are as follows:

in millions of Swiss francs	Note	2003
▶ Total purchase consideration paid in cash		**31**
Accounts receivable – trade		2
Inventories		2
Net deferred tax assets		1
Property, plant and equipment		1
Intangible assets		16
Accounts payable		(3)
Accrued liabilities		(2)
Provisions		(1)
▶ Total of fair value of net assets acquired		**16**
Purchase consideration		31
Fair value of net assets acquired		(16)
▶ Total Goodwill	17	**15**

FIS acquisition

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities.

The acquisition of FIS has been accounted for in the financial statements by use of the purchase method of accounting. The results of FIS operations have been incorporated in the consolidated income statement since 2 May 2002. The goodwill is recognised as an intangible asset and is amortised on a straight-line basis over 20 years from the acquisition date. The amortisation of goodwill is included in the income statement under amortisation of intangible assets.

As part of the acquisition the Group acquired intellectual property rights predominantly consisting of know-how (being inseparable; processes, formulas and recipes) for CHF 339 million and recognised them as an intangible asset. The rights are amortised on a straight-line basis over 20 years with the expense included in the income statement under amortisation of intangible assets.

The goodwill and the cash related to the FIS acquisition are as follows:

in millions of Swiss francs	Note	2002
Cash paid		212
Issuance of own shares at fair value at acquisition date		60
Own shares delivered at fair value at acquisition date		455
Total purchase consideration		727
Fair value of net assets acquired		(417)
Adjustments in 2003 to fair value of net assets acquired		9
Total Goodwill	17	319

in millions of Swiss francs	Note	2002
Cash paid		212
Cash acquired		(12)
Total of cash related to FIS acquisition, net of cash acquired		200

5. Segment information

The Group's world-wide operations are organised into two operating divisions, Fragrances and Flavours. These divisions are the basis upon which the Group reports its primary segment information.

The secondary format is based on geographical segmentation. The business segments operate in five main geographical areas, namely Switzerland, other EAME (Other Europe, Africa, Middle East), USA and Canada, Latin America and Asia Pacific.

Business segments

in millions of Swiss francs	Fragrances		Flavours		Group	
	2003	2002	2003	2002	2003	2002
Segment sales	1,112	1,125	1,615	1,559	2,727	2,684
Less inter-divisional sales [a]	(8)	(8)	(4)	(2)	(12)	(10)
Segment sales to third parties	**1,104**	**1,117**	**1,611**	**1,557**	**2,715**	**2,674**
EBITDA [b]	**189**	**215**	**332**	**364**	**521**	**579**
as % of sales	*17.1%*	*19.3%*	*20.6%*	*23.4%*	*19.2%*	*21.7%*
Depreciation	(42)	(43)	(46)	(44)	(88)	(87)
Amortisation	-	-	(93)	(87)	(93)	(87)
Operating profit	**147**	**172**	**193**	**233**	**340**	**405**
as % of sales	*13.3%*	*15.4%*	*12.0%*	*15.0%*	*12.5%*	*15.2%*
Operating assets [c]	891	863	2,402	2,504	3,293	3,367
Unallocated assets [d]					1,255	1,194
Consolidated total assets					**4,548**	**4,561**
Operating liabilities [c]	(48)	(41)	(38)	(47)	(86)	(88)
Unallocated liabilities [d]					(1,876)	(1,707)
Consolidated total liabilities					**(1,962)**	**(1,795)**
▶ **Capital expenditures** [e]	**63**	**49**	**95**	**43**	**158**	**92**
▶ **Number of employees**	**2,507**	**2,535**	**3,474**	**3,309**	**5,981**	**5,844**

a) Transfer prices for inter-divisional sales are set on an arm's length basis.

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

c) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

d) Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.

e) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

Geographical segments

in millions of Swiss francs	Segment sales[a]		Segment net operating assets[b]		Capital expenditures[c]	
	2003	2002	2003	2002	2003	2002
Switzerland	105	123	1,038	1,019	72	29
Other EAME	958	832	507	495	22	15
USA and Canada	889	945	1,201	1,313	34	28
Latin America	238	252	127	137	9	7
Asia Pacific	525	522	334	315	21	13
Total	**2,715**	**2,674**	**3,207**	**3,279**	**158**	**92**

a) Sales are shown by destination.

b) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

c) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

6. Marketing, development and distribution expenses

Expenses for product development and research activities in 2003 amounted to CHF 217 million (2002: CHF 206 million) and are included in the income statement under marketing, development and distribution expenses.

7. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

in millions of Swiss francs	2003	2002
Wages and salaries	509	486
Social security costs	66	63
Post-employment benefits: defined benefit plans	68	48
Post-employment benefits: defined contribution plans	7	7
Other employee benefits	38	37
Total employees' remuneration	**688**	**641**

At the year-end, the Group employed 5,981 people (2002: 5,844).

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to local legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA. Plans are usually funded by payments from the Group and by employees to financially independent trusts. Where a plan is unfunded, a liability for the entire obligation is recorded in the Group's balance sheet.

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

in millions of Swiss francs	2003	2002
Current service cost	37	30
Interest cost	57	56
Expected return on plan assets	(45)	(47)
Net actuarial (gains) losses recognised	19	9
Total included in employees' remuneration	**68**	**48**

The actual return on plan assets in 2003 was an increase of CHF 121 million (2002: a decrease of CHF 56 million).

Movements during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

in millions of Swiss francs	2003	2002
At 1 January	(85)	(95)
Total expenses included in employees' remuneration	(68)	(48)
Changes in Group organisation; FIS acquisition	(6)	-
Contributions paid	36	42
Benefits paid (unfunded plans)	5	5
Currency translation effects and others	3	11
At 31 December	**(115)**	**(85)**

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

in millions of Swiss francs	2003	2002
Unfunded plans		
Recognised liability for actuarial present value of unfunded obligations due to past and present employees	(83)	(84)
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(990)	(1,059)
Plan assets held in trusts at fair value[a]	825	683
Plan assets over (under) actuarial present value of funded obligations	(165)	(376)
Less		
- unrecognised actuarial (gains) losses	133	375
- unrecognised past service costs	-	-
Recognised asset (liability) for funded obligations due to past and present employees	(32)	(1)
Total unfunded and funded plans	(115)	(85)
Asset (liability) recognised		
Deficit recognised as liabilities for post-employment benefits	(131)	(104)
Surplus recognised as part of other long-term assets	16	19
Total net asset (liability) recognised	(115)	(85)

a) 522 Givaudan registered shares (2002: 522 shares) are included in the fair value of plan assets for an amount of CHF 0.3 million (2002: CHF 0.3 million).

The above amounts include non-pension post-employment benefit schemes, principally post-retirement healthcare and life insurance, with an actuarial present value of obligations of CHF 66 million at year end (2002: CHF 58 million). The related net liability recognised was CHF 50 million (2002: CHF 52 million). Actuarial losses of CHF 16 million (2002: losses of CHF 6 million) were unrecognised.

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

The Group's Japanese subsidiary participates in the Tokyo Cosmetics Fund, a multi-employer plan which by its nature is a defined benefit plan. This is accounted for as a defined contribution in the consolidated financial statements as the Group does not have access to sufficient information about the plan to account for it as a defined benefit plan. The related contribution expensed in the income statement was CHF 0.4 million (2002: CHF 0.4 million).

The Group operates defined benefit schemes in many countries for which the actuarial assumptions vary based on local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

	2003	2002
Discount rates	4.0 to 6.3%	4.0 to 7.0%
Projected rates of remuneration growth	2.0 to 4.3%	2.0 to 5.0%
Expected rates of return on plan assets	5.5 to 9.3%	5.5 to 9.3%
Healthcare cost trend rate	6.0%	6.0%

Executive share option plan

Share options shown in the table below have been granted on a yearly basis. These options are tradable and transferable after the vesting period. The fair value of the options granted are based on market prices taking into account their respective terms and conditions upon which those equity instruments were granted. Participation in these plans is mandatory.

Share options outstanding at the end of the year have the following terms:

Year of grant	Maturity date	Vesting date	Strike price	Ratio (option: share)	Option value at grant date (CHF)	Number of options 2003	Number of options 2002
2000	30 September 2005	21 July 2003	560	100:1	1.0961	841,500	2,263,000
2001	20 February 2006	19 February 2004	520	100:1	1.0120	2,436,000	2,448,000
2002	29 January 2007	28 January 2005	590	10:1	8.1200	365,900	365,400
2003	17 March 2008	17 March 2005	525	10:1	5.6700	427,800	-

Movements in the number of share options outstanding are as follows:

Number of options expressed in equivalent shares	2003	2002
At 1 January	83,650	48,160
Granted	43,130	36,540
Sold	(14,215)	-
Exercised	-	-
Lapsed	(420)	(1,050)
At 31 December	**112,145**	**83,650**

For these plans, the Group has at its disposal either treasury shares or conditional share capital up to an amount of CHF 1 million representing 100,000 registered shares with a par value of CHF 10 per share.

8. Other operating income (expenses), net

Other operating income (expenses), net represents predominantly various items such as commissions paid to agents, taxes from carrying on operating business and restructuring expenses.

In 2003, the Group initiated a large restructuring programme with the objective of improving the long-term profitability by reducing the Group's cost structure. Various projects to enhance cost efficiency have been defined and already started in 2003, while others with longer term time horizon will be implemented in the first half of 2004. In the frame of these programmes 300 positions have been identified for elimination through targeted job reductions. Restructuring costs related to these initiatives of CHF 68 million have been charged to the line other operating income (expenses), net. See also Note 20 on provisions.

9. Financial income (expenses), net

in millions of Swiss francs	2003	2002
Gains (losses) from available-for-sale financial assets, net	(4)	(16)
Interest income	4	11
Dividend income	5	4
Fair value and realised gains (losses) from derivatives instruments, net	6	71
Interest expense	(47)	(38)
Exchange gains (losses), net	13	(41)
Impairment of available-for-sale financial assets	-	(31)
Other financial income (expenses), net	(17)	(9)
Total financial income (expenses), net	**(40)**	**(49)**

10. Income taxes

Amounts charged (credited) in the income statement are as follows:

in millions of Swiss francs	2003	2002
Current income taxes	81	65
Deferred income taxes	1	33
Total income tax expenses	**82**	**98**

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

	2003	2002
Group's average expected tax rate	22%	23%
Tax effect of		
- Income not taxable	(1)%	(2)%
- Expenses not deductible (including goodwill)	7%	5%
- Other differences	(1)%	1%
Group's effective tax rate	**27%**	**27%**

Income tax assets and liabilities

Amounts recognised in the balance sheet related to income taxes are as follows:

Current income taxes

in millions of Swiss francs	2003	2002
Current income tax assets	43	32
Current income tax liabilities	(27)	(4)
Net current income tax asset (liability)	**16**	**28**

Deferred income taxes

in millions of Swiss francs	2003	2002
Deferred income tax assets	111	118
Deferred income tax liabilities	(81)	(70)
Net deferred income tax asset (liability)	**30**	**48**

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which is current and will be charged or credited to the income statement during 2004.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses. Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the un-remitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

in millions of Swiss francs – 2003	Note	Property, plant & equipment	Intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January		(45)	45	4	44	48
Changes in Group organisation; IBF acquisition	4	-	-	-	1	1
Credited (charged) to income statement		(8)	(7)	-	14	(1)
Credited to equity		-	-	-	2	2
Currency translation effects		5	(3)	-	(22)	(20)
Net deferred income tax asset (liability) at 31 December		**(48)**	**35**	**4**	**39**	**30**

in millions of Swiss francs – 2002	Note	Property, plant & equipment	Intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January		(37)	65	1	55	84
Changes in Group organisation; FIS acquisition	4	9	-	8	2	19
Credited (charged) to income statement		(23)	(8)	(4)	2	(33)
Credited to equity		-	-	-	3	3
Currency translation effects		6	(12)	(1)	(18)	(25)
Net deferred income tax asset (liability) at 31 December		**(45)**	**45**	**4**	**44**	**48**

11. Minority interest

Minority interest represents the interests of third-party shareholders in the net results of operations and the net assets of subsidiary in Thailand which is not fully owned by Givaudan, either directly or indirectly.

On 4 August 2003, Givaudan SA acquired the minority interest of Shanghai Givaudan Ltd. Up to the date of acquisition the minority interest's portion of the net results from operations is reported within the line minority interest in the income statement. The goodwill of the acquisition amounts to CHF 6 million and is recognised as an intangible asset. The goodwill is amortised on a straight-line basis over 20 years from the acquisition date. The amortisation is included in the income statement under amortisation of intangibles assets.

12. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares outstanding.

	2003	2002
Net income for the year (in CHF million)	216	256
Weighted average number of shares outstanding		
Ordinary shares	*8,351,879*	*8,692,476*
Treasury shares	*(360,335)*	*(175,529)*
	7,991,544	8,516,947
Earnings per share – basic (CHF)	**27.03**	**30.06**

Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares.

	2003	2002
Net income adjusted for elimination of interest, net of tax of CHF 1 million (2002: CHF 0 million) for dilutive convertible instruments (CHF million)	217	256
Weighted average number of shares outstanding adjusted for executives shares options plans of 4,956 (2002: 4,950) and for shares on assumed conversion of convertible instruments of 61,828 (2002: 5,228)	8,058,328	8,527,125
Earnings per share – diluted (CHF)	**26.93**	**30.02**

13. Available-for-sale financial assets

in millions of Swiss francs	2003	2002
Equity securities	354 [a]	338
Bonds and debentures	100	121
Total available-for-sale financial assets	**454**	**459**
Current assets	366	359
Non-current assets (included in Other long-term assets)	88	100
Total available-for-sale financial assets	**454**	**459**

a) Equity securities totalling CHF 12 million are restricted for sale until the first quarter 2004.

14. Accounts receivable – trade

in millions of Swiss francs	2003	2002
Accounts receivable	426	437
Notes receivable	9	10
Less: allowance for doubtful accounts	(21)	(20)
Total accounts receivable – trade	**414**	**427**

15. Inventories

in millions of Swiss francs	2003	2002
Raw materials and supplies	262	259
Work in process	29	24
Finished goods	242	208
Less: allowance for slow moving and obsolete inventories	(19)	(20)
Total inventories	**514**	**471**

There is no significant inventory held at net realisable value.

16. Property, plant and equipment

in millions of Swiss francs – 2003	Note	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value						
Balance at 1 January		63	453	451	40	1,007
Currency translation effects		(1)	(20)	(12)	(4)	(37)
Changes in Group organisation; IBF acquisition	4	-	1	-	-	1
Changes in Group organisation; purchase of minority interest in China	11	-	2	1	-	3
Additions		-	2	21	133	156
Disposals		(3)	(6)	(21)	-	(30)
Transfers		1	30	53	(84)	-
Depreciation		-	(20)	(68)	-	(88)
Balance at 31 December		**60**	**442**	**425**	**85**	**1,012**
Cost		60	687	1,015	85	1,847
Accumulated depreciation		-	(245)	(590)	-	(835)
Balance at 31 December		**60**	**442**	**425**	**85**	**1,012**

in millions of Swiss francs – 2002	Note	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value						
Balance at 1 January		60	464	440	40	1,004
Currency translation effects		(6)	(49)	(39)	(3)	(97)
Changes in Group organisation;						
FIS acquisition	4	9	41	52	-	102
Additions		-	3	22	67	92
Disposals		-	(2)	(5)	-	(7)
Transfers		-	13	51	(64)	-
Depreciation		-	(17)	(70)		(87)
Balance at 31 December		**63**	**453**	**451**	**40**	**1,007**
Cost		63	685	1,052	40	1,840
Accumulated depreciation		-	(232)	(601)	-	(833)
Balance at 31 December		**63**	**453**	**451**	**40**	**1,007**

Operating lease commitments:

At year-end, the Group had commitments for the following future minimum payments under non-cancellable operating leases:

in millions of Swiss francs	2003	2002
Within one year	13	12
Within two to five years	22	20
Thereafter	26	22
Total minimum payments	**61**	**54**

The total expenses for all operating leases was CHF 31 million (2002: CHF 31 million).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling CHF 29 million (2002: CHF 15 million).

17. Intangible assets

in millions of Swiss francs – 2003	Note	Goodwill	Patents, licenses, trademarks, know-how and other	Total
Net book value				
Balance at 1 January		1,134	328	1,462
Currency translation effects		(62)	(2)	(64)
Changes in Group organisation; FIS acquisition	4	9	-	9
Changes in Group organisation; IBF acquisition	4	15	16	31
Changes in Group organisation; purchase of minority interest in China	11	6	-	6
Additions		-	2	2
Disposals		-	-	-
Amortisation		(75)	(18)	(93)
Balance at 31 December		**1,027**	**326**	**1,353**
Cost		1,426	419	1,845
Accumulated amortisation		(399)	(93)	(492)
Net book value at 31 December		**1,027**	**326**	**1,353**

in millions of Swiss francs – 2002	Note	Goodwill	Patents, licenses, trademarks, know-how and other	Total
Net book value				
Balance at 1 January		1,055	-	1,055
Currency translation effects		(155)	-	(155)
Changes in Group organisation; FIS acquisition	4	310	339	649
Additions		-	-	-
Disposals		-	-	-
Amortisation		(76)	(11)	(87)
Balance at 31 December		**1,134**	**328**	**1,462**
Cost		1,485	403	1,888
Accumulated amortisation		(351)	(75)	(426)
Net book value at 31 December		**1,134**	**328**	**1,462**

At year-end, the Group had no significant capital commitments for the purchase of intangible assets.

18. Debt

in millions of Swiss francs – 2003	within two to three years	within four to five years	Thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	-	-	-	-	249	**249**
Private placements	-	37	385	**422**	-	**422**
Straight bond	299	-	-	**299**	-	**299**
Exchangeable bond	268	-	-	**268**	-	**268**
Total debt at 31 December	**567**	**37**	**385**	**989**	**249**	**1,238**

in millions of Swiss francs – 2002	within two to three years	within four to five years	Thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	71	-	-	**71**	532	603
Straight bond	299	-	-	**299**	-	299
Exchangeable bond	-	285	-	**285**	-	285
Total debt at 31 December	**370**	**285**	**-**	**655**	**532**	**1,187**

At year-end, the fair value of long-term debt was CHF 1.1 billion (2002: CHF 0.8 billion).

On 29 December 2000, the Group issued a 4.25% straight bond 2000-2005 with a nominal value of CHF 300 million.

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million made of 200,000 bonds of USD 1,000 denomination. The bond was issued by Givaudan United States, Inc., and is guaranteed by Givaudan SA (Holding company). The principal amount is accreted with a gross yield to maturity of 4% being 116.42% at maturity. The bond is exchangeable into ordinary registered shares of Givaudan SA. The maximum of shares to be delivered is 632,371 shares. The maturity of the bond is 7 June 2006 with the option for both bondholders and issuer to redeem the bonds before maturity under defined conditions. The net proceeds of the issue were USD 195 million (CHF 339 million). Thirty bonds have been converted during 2003 (2002: 1 bond converted).

On 7 February 2003, the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It is redeemable in 2009 with an annual interest rate of 2.9%.

On 28 May 2003, the Group entered into a private placement for a total amount of USD 220 million. The private placement was made by Givaudan United States, Inc. It is redeemable by instalments at various times beginning on May 2008 through May 2015 with annual interest rates ranging from 3.65% to 5.0%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. During 2003, Givaudan United States, Inc was fully in compliance with the covenants.

On 9 July 2003, the Group entered into a private placement for a total amount of CHF 100 million. The private placement was made by Givaudan SA. It is redeemable in 2013 with an annual interest rate of 3.3%.

The weighted average effective interest rates at the balance sheet date were as follows:

	2003	2002
Amounts due to banks and other financial institutions	2.3%	2.5%
Private placements	4.1%	-
Straight bond	4.3%	4.3%
Exchangeable bond	4.3%	4.3%

19. Trading financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements. The majority of the derivative financial instruments outstanding at year-end consisted of forward foreign currency contracts entered into by foreign affiliates for the purchase of currencies to settle liabilities within the Group.

The fair value of trading financial instruments held by the Group are as follow:

in millions of Swiss francs	2003	2002
Foreign currency derivatives, net		
- forward foreign exchange contracts	1	21
- options	1	6
Interest rate derivatives, net		
- swaps	(6)	(11)
- options on swaps	-	-
Other derivatives, net		
- options on equity securities	11	3
- futures	1	-
Total trading financial instruments, net	8	19

The notional principal amounts of the outstanding interest swaps contracts at 31 December 2003 were JPY 1 billion (2002: JPY 3 billion) and USD 40 million (2002: USD 40 million). At 31 December 2003, the fixed interest rates vary for the JPY from 2.0% to 3.2% (2002: 2.0% to 3.2%) and the average floating rate was 0.5% (2002: 0.1%), while the fixed interest rates for the USD vary from 4.8% to 5.1% (2002: 5.0% to 5.1%) and the average floating rate was 1.6% (2002: 1.9%).

20. Provisions

in millions of Swiss francs – 2003	Note	Restructuring from FIS acquisition	Restructuring	Claims and litigations	Others	Total
Balance at 1 January		12	3	14	16	45
Changes in Group organisation;						
IBF acquisition	4	-	-	-	1	1
Additional provisions		3	60	5	1	69
Unused amounts reversed		-	-	-	(6)	(6)
Utilised during the year		(9)	(13)	(1)	(6)	(29)
Currency translation effects		-	-	(1)	-	(1)
Balance at 31 December		6	50	17	6	79

in millions of Swiss francs – 2002	Note	Restructuring from FIS acquisition	Restructuring	Claims and litigations	Others	Total
Balance at 1 January		-	3	15	5	23
Changes in Group organisation;						
FIS acquisition	4	31	-	-	5	36
Additional provisions		-	-	2	10	12
Unused amounts reversed		-	-	(1)	(1)	(2)
Utilised during the year		(19)	-	(1)	(2)	(22)
Currency translation effects		-	-	(1)	(1)	(2)
Balance at 31 December		12	3	14	16	45

Restructuring provisions from FIS acquisition

Provisions for the FIS acquisition have been recognised for compensating FIS employees for terminating of their employment and closing FIS facilities. It is expected that CHF 6 million will be used during 2004.

Restructuring provisions

Restructuring provisions arise from re-organisations of the Group's operations and management structure. It includes the large restructuring programme initiated by the Group. It is expected that CHF 34 million will be used during 2004. See Note 8 other operating income (expense), net.

Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions. It is expected that CHF 1 million will be used during 2004.

Other provisions

These consist of provisions for environmental and other matters.

21. Equity

At 31 December 2003, the share capital amounts to CHF 80,000,000 divided into 8,000,000 fully paid-up registered shares with a nominal value of CHF 10 each. The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. Currently there is no authorised share capital available for the Board of Directors.

On 2 May 2002, the Group made use of its authorised share capital, issuing 100,000 registered shares for the FIS acquisition as a result to increase the share capital to CHF 87,256,270 divided into 8,725,627 fully paid-up registered shares with a nominal value of CHF 10 each.

On 3 April 2003, the Group had completed its share buy back programme with the repurchase of 725,627 registered shares over a second trading line on virt-x. At the Annual General Meeting on April 11, 2003, the shareholders agreed with the cancellation of the repurchased shares and with the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000. The cancellation became effective on 27 June 2003.

On 30 June 2003, the Group started a supplementary share buy back programme that will last until 30 June 2004. The Group intends to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. The cancellation of the shares must be approved by the Group's shareholders and will be proposed to the Annual General Meeting on 16 April 2004. By 31 December 2003, the Group had repurchased 45,000 registered shares. By 27 February 2004, the Group had repurchased 50,000 registered shares for its share buy back programme.

Movements in own equity instruments are as follows:

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2003	274,234				118
Registered shares					
Purchases at cost	646,845	627.50	561.60	446.20	363
Sales at cost	(81,090)	581.60	484.98	449.50	(39)
Cancellation of shares	(725,627)	627.50	588.39	446.20	(427)
Realised (gain) loss, net					4
Exchangeable bond obligation[a]					1
Derivatives on own shares					
Purchase of open derivatives at cost					13
Sales of open derivatives at cost					(18)
Realised (gain) loss, net					(6)
Balance at 31 December 2003	114,362				9

a) uncovered portion of the shares to be delivered.

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2002	398,269				184
Registered shares					
Purchases at cost	714,421	668.59	619.40	542.70	443
Sales at cost	(838,456)	633.82	550.82	476.01	(462)
Realised (gain) loss, net					(42)
Exchangeable bond obligation[a]					7
Derivatives on own shares					
Purchase of open derivatives at cost					29
Sales of open derivatives at cost					(22)
Realised (gain) loss, net					(19)
▶ Balance at 31 December 2002	274,234				118

a) uncovered portion of the shares to be delivered.

The Group has purchased call options and written put options to cover in-part the anticipated obligations related to the executive share option plans and the guaranteed exchangeable bonds issued on 7 June 2001. At 31 December 2003, the outstanding 564,070 put options (2002: 470,000) held by third parties on the Group's own shares have exercise prices from CHF 520 to CHF 640 per share (2002: from CHF 550 to CHF 640). Premiums of CHF 7 million (2002: 16 million) were received during the year. The put options can be exercised in 2004, 2005, 2006 and 2007 with gross physical delivery of the shares, and are treated as derivatives. The total Group's cash commitment is CHF 323 million (2002: CHF 271 million) with a fair value of the related own shares of CHF 362 million (2002: CHF 291 million).

At 31 December 2003, the Group held 114,362 (2002: 274,234) own shares and derivatives on own shares equating to a net position of 564,070 (2002: 470,000) own shares.

On 11 April 2003 the shareholders approved the distribution of a dividend of CHF 8.10 gross per share in respect of the 2002 business year. The distribution to holders of outstanding shares amounted to CHF 65 million and has been charged to retained earnings in 2003.

On 26 April 2002 the shareholders approved the distribution of a dividend of CHF 7.00 gross per share in respect of the 2001 business year. The distribution to holders of outstanding shares amounted to CHF 57 million and has been charged to retained earnings in 2002.

At the Annual General Meeting on 19 April 2004, the Board of Directors will propose an ordinary dividend in respect of 2003 business year of CHF 8.90 gross per share amounting to a total ordinary dividend of CHF 71 million. The Board of Directors will also propose an extraordinary dividend of CHF 6.50 gross per share amounting to a total extraordinary dividend of CHF 52 million.

22. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

23. Cash flows from operations

in millions of Swiss francs	**2003**	**2002**
Net income	216	256
Non-operating income and expenses	124	149
Operating profit	**340**	**405**
Depreciation of property, plant and equipment	88	87
Amortisation of intangible assets	93	87
Other non-cash income and expenses	107	(31)
Adjustments for non-cash items	**288**	**143**
(Increase) decrease in inventories	(55)	(37)
(Increase) decrease in accounts receivable	6	2
(Increase) decrease in other current assets	5	(18)
Increase (decrease) in accounts payable	12	(14)
Increase (decrease) in other current liabilities	(30)	37
(Increase) decrease in working capital	**(62)**	**(30)**
Income taxes paid	(67)	(91)
Other operating cash flows, net	(18)	(17)
Cash flows from (for) operating activities	**481**	**410**

24. Related parties

Disclosure of the remuneration paid to the Board of Directors is included in the Corporate Governance section of this document. There are no other significant related party transactions.

25. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights). Share capitals are shown in thousands of currencies. For the domicile, see page 90.

Switzerland	Givaudan SA	CHF	80,000
	Givaudan Suisse SA	CHF	4,000
	Givaudan Finance SA	CHF	300,000
Argentina	Givaudan Argentina SA	ARS	10
Australia	Givaudan Australia Pty Ltd	AUD	10
Bermuda	Givaudan International Ltd	USD	12
	FF Holdings (Bermuda) Ltd	USD	12
Brazil	Givaudan do Brasil Ltda	BRL	26,184
Canada	Givaudan Canada Co.	CAD	12,901
China	Shanghai Givaudan Ltd	USD	7,750
Colombia	Givaudan Colombia SA	COP	2,869,973
France	Givaudan Participation SAS	EUR	41,067
	Givaudan France Fragrances SAS	EUR	9,600
	Givaudan France Arômes SAS	EUR	1,714
Germany	Givaudan Deutschland GmbH	EUR	4,100
India	Givaudan (India) Pvt Ltd	INR	115,000
	Vinarom Pvt Ltd	INR	99,900
Indonesia	PT Givaudan Indonesia	IDR	1,215,600
Japan	Givaudan Japan KK	JPY	2,200,000
Malaysia	Givaudan Malaysia Sdn Bhd	MYR	200
Mexico	Givaudan de Mexico SA de CV	MXN	51,710
Netherlands	Givaudan Nederland BV	EUR	4,050
New Zealand	Givaudan New Zealand Ltd	NZD	450
Singapore	Givaudan Singapore Pte Ltd	SGD	12,012
South Africa	Givaudan South Africa (Pty) Ltd	ZAR	2
South Korea	Givaudan Korea Ltd	KRW	550,010
Spain	Givaudan Ibérica, SA	EUR	8,020
Thailand	Givaudan (Thailand) Ltd (79%)	THB	15,400
United Kingdom	Givaudan UK Ltd	GBP	15,700
U.S.A.	Givaudan (United States) Inc.	USD	0.05
	Givaudan Fragrances Corporation	USD	0.1
	Givaudan Flavors Corporation	USD	0.1
	Givaudan Flavors, Inc.	USD	1.4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Group Auditors
to the General Meeting of Givaudan SA
Vernier

As auditors of the Group, we have audited the Consolidated Financial Statements of the Givaudan Group on pages 46 to 76 for the year ended 31 December 2003. These Consolidated Financial Statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Givaudan Group present fairly, in all material respects, the financial position at 31 December 2003, and the results of operations and the cash flows for the year then ended in accordance with the International Financial Reporting Standards and comply with relevant Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen — Felix Roth

Geneva, 27 February 2004

Pro forma Financial Information related to the FIS Acquisition (unaudited)

Pro forma Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	Actual 2003	Pro forma 2002
Sales	2	2,715	2,796
Cost of sales	3	(1,463)	(1,470)
Gross profit		**1,252**	**1,326**
as % of sales		*46.1%*	*47.4%*
Marketing, development and distribution expenses		(643)	(664)
Administration expenses		(96)	(108)
Amortisation of intangible assets	4	(93)	(98)
Other operating income (expenses), net	5	(80)	(24)
Operating profit		**340**	**432**
as % of sales		*12.5%*	*15.5%*
Financial income (expenses), net	6	(40)	(53)
Result before taxes		**300**	**379**
Income taxes	7	(82)	(103)
Result after taxes		**218**	**276**
Minority interest		(2)	(2)
Net income		**216**	**274**
as % of sales		*8.0%*	*9.8%*
Earnings per share – basic (CHF)	8	**27.03**	**31.48**
Earnings per share – diluted (CHF)	8	**26.93**	**31.44**

Notes to the Pro forma Consolidated Income Statement (unaudited)

1. Pro forma information

Pro forma information is presented for illustrative purposes and has been prepared based on the Consolidated Income Statement for the Year Ended 31 December 2002 and assuming the acquisition of FIS occurred on 1 January 2001. The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group.

2. Sales

Sales to Nestlé realised by FIS are reclassified as sales to third parties. Sales to Givaudan realised by FIS and sales to FIS realised by Givaudan are fully eliminated.

3. Cost of sales

Cost of sales is adjusted correspondingly to the sales adjustments.

4. Amortisation of intangible assets

Goodwill and intellectual property amortisation is incorporated in the results as if the acquisition would have occurred on 1 January 2001.

5. Other operating expenses (income), net

One-time operating expenses related to the acquisition are excluded from the income statement.

6. Financial income (expenses), net

The adjustment reflects the increase in interest expense as a result of supplementary debt necessary for financing the operating activities of the acquired companies and the decrease in interest income as a result of cash reduction required to purchase the companies.

7. Income taxes

The pro forma adjustment reflects the increase in income taxes related to the above adjustments at the statutory rate of the Group entity in which the related items are recorded.

8. Earnings per share

The basic and diluted earnings per share adjustment reflect the assumption that the issuance of the 100,000 registered shares and the sale of treasury shares of 390,000 had occurred on 1 January 2001.

Statutory Financial Statements of Givaudan SA (Group Holding Company)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	2003	2002
Income from investments in Group companies	157	113
Royalties from Group companies	293	164
Interest income from Group companies	4	8
Other income	102	192
▶ **Total income**	**556**	**477**
Royalties to Group companies	-	(1)
Research and Development expenses to Group companies	(117)	-
Interest expenses	(18)	(6)
Other expenses	(136)	(284)
Withholding taxes and capital taxes	(5)	(4)
▶ **Total expenses**	**(276)**	**(295)**
▶ **Profit before taxes**	**280**	**182**
Income taxes	(7)	(7)
▶ **Net profit**	**273**	**175**

Balance Sheet at 31 December

in millions of Swiss francs	2003	2002
Cash and cash equivalents	204	253
Marketable securities	226	222
Treasury shares allotted to share buy back programme	26	159
Accounts receivable from Group companies	37	93
Other current assets	107	86
Current assets	**600**	**813**
Investments in Group companies	1,415	1,406
Loans to Group companies	480	398
Other long-term investments	-	2
Intangible assets	311	327
Non-current assets	**2,206**	**2,133**
Total assets	**2,806**	**2,946**
Loans from banks	152	225
Accounts payable to Group companies	66	9
Other payables and accrued liabilities	108	71
Current liabilities	**326**	**305**
Loans from Group companies	531	473
Non-current liabilities	**531**	**473**
Total liabilities	**857**	**778**
Share capital	80	87
General legal reserve	66	66
Reserve for own equity instruments	63	171
Free reserve	1,316	1,472
Retained earnings		
Balance brought forward from previous year	151	197
Net profit of the year	273	175
Equity	**1,949**	**2,168**
Total liabilities and equity	**2,806**	**2,946**

Notes to the Statutory Financial Statements

1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

2. Valuation methods and translation of foreign currencies

Investments in and loans to Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost and market value. Derivatives are re-valued at fair value.

In the balance sheet, foreign currency assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recorded in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

3. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 648 million (2002 CHF 648 million).

4. Equity

At 31 December 2003, the share capital amounts to CHF 80,000,000 divided into 8,000,000 fully paid-up registered shares with a nominal value of CHF 10 each. The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. Currently there is no authorised share capital available for the Board of Directors.

On 2 May 2002, the Group made use of its authorised share capital, issuing 100,000 registered shares for the FIS acquisition as a result to increase the share capital to CHF 87,256,270 divided into 8,725,627 fully paid-up registered shares with a nominal value of CHF 10 each.

On the 3 April 2003, the Group had completed its share buy back programme with the repurchased of 725,627 registered shares over a second trading line on virt-x. At the Annual General Meeting on April 11, 2003, the shareholders agreed with the cancellation of the repurchased shares and with the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000. The cancellation became effective on 27 June 2003.

On 30 June 2003, the Group started a supplementary share buy back programme that will last until 30 June 2004. The Group intends to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. The cancellation of the shares must be approved by the Group's shareholders and will be proposed to the Annual General Meeting on 16 April 2004. By 31 December 2003, the Group had repurchased 45,000 registered shares. By 27 February 2004, the Group had repurchased 50,000 registered shares for its share buy back programme.

Movements in own equity instruments

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2003	274,234	668.59	620.34	467.86	170
Purchases at cost	646,845	627.50	561.60	446.20	363
Sales and transfers at cost	(81,090)	581.60	539.22	449.50	(43)
Cancellation of shares	(725,627)	627.50	588.39	446.20	(427)
Adjustments to fair value					-
▶ Balance at 31 December 2003	114,362	627.50	548.57	446.20	63

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2002	398,269	506.00	467.86	427.50	186
Purchases at cost	714,421	668.59	619.40	542.70	443
Sales and transfers at cost	(838,456)	633.74	546.95	467.86	(459)
Adjustments to fair value					-
▶ Balance at 31 December 2002	274,234	668.59	620.34	467.86	170

As 31 December 2003, there are no other companies controlled by Givaudan SA that hold own shares.

According to the information available to the Board of Directors at 31 December 2003, Nestlé SA with 10.78% (2002: 9.89%) of Givaudan shares was the only shareholder registered with voting rights who held more than 5% of the total share capital.

According to the information available to the Board of Directors, another shareholder, Harris Associates LP, held unregistered shares of more than 5% on 31 December 2003.

5. Movements in equity

in millions of Swiss francs – 2003	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance at 1 January 2003	**87**	**66**	**171**	**1,472**	**372**	**2,168**
Cancellation of shares	(7)	-	-	(420)	-	(427)
Appropriation of available earnings						
Transfer to the general legal reserve	-	-	-	-	-	-
Transfer from the reserve for own equity instruments	-	-	(108)	108	-	-
Transfer to the free reserve	-	-	-	150	(150)	-
Dividend paid relating to 2002	-	-	-	6	(71)	(65)
Net profit of the year	-	-	-	-	273	273
Balance at 31 December 2003	**80**	**66**	**63**	**1,316**	**424**	**1,949**

in millions of Swiss francs – 2002	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance at 1 January 2002	**86**	**17**	**194**	**1,296**	**407**	**2,000**
Issue of share capital	1	49	-	-	-	50
Appropriation of available earnings						
Transfer to the general legal reserve	-	-	-	-	-	-
Transfer to the reserve for own equity instruments	-	-	(23)	23	-	-
Transfer to the free reserve	-	-	-	150	(150)	-
Dividend paid relating to 2001	-	-	-	3	(60)	(57)
Net profit of the year	-	-	-	-	175	175
Balance at 31 December 2002	**87**	**66**	**171**	**1,472**	**372**	**2,168**

6. List of principal direct subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Suisse SA
	Givaudan Finance SA
Argentina	Givaudan Argentina SA
Australia	Givaudan Australia Pty Ltd
Brazil	Givaudan do Brasil Ltda
China	Shanghai Givaudan Ltd
Colombia	Givaudan Colombia SA
France	Givaudan Participation SAS
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Pvt Ltd
Indonesia	PT Givaudan Indonesia
Japan	Givaudan Japan KK
Malaysia	Givaudan Malaysia Sdn Bhd
Mexico	Givaudan de Mexico SA de CV
Netherlands	Givaudan Nederland BV
New Zealand	Givaudan New Zealand Ltd
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica, SA
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd

Appropriation of Available Earnings of Givaudan SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	2003	2002
Net profit of the year	272,524,245	175,293,063
Balance brought forward from previous year	151,093,795	196,478,311
Total available earnings	**423,618,040**	**371,771,374**
Transfer to general legal reserve	-	-
Distribution of an ordinary dividend of CHF 8.90 gross per share (2002: CHF 8.10)	71,200,000	70,677,579
Distribution of an extraordinary dividend of CHF 6.50 gross per share	52,000,000	-
Transfer to free reserve	150,000,000	150,000,000
Total appropriation of available earnings	**273,200,000**	**220,677,579**
Amount to be carried forward	**150,418,040**	**151,093,795**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Statutory Auditors
to the General Meeting of Givaudan SA
Vernier

As statutory auditors, we have audited the accounting records and the financial statements on pages 80 to 85 of Givaudan SA for the year ended 31 December 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with relevant Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen   Felix Roth

Geneva, 27 February 2004



Givaudan World-wide



An adverse climate prevents the inhabitants of the Alpine region from cultivating many plants important for cooking. Culinary creations are therefore an important high-light of the region's culture. A typical dish in the Eastern Alpine Region of Switzerland is barley soup (Bündner Gerstensuppe). Barley is a cereal that can grow even at high altitudes. It is therefore a much appreciated soup ingredient and is also used for baking bread. As the soup needs to be cooked for up to two hours, it is not an ideal meal for a family in the 21st century, when the time spent cooking is reduced more and more. Givaudan has therefore studied hundreds of original soups in order to create authentic flavours for ready-made soups. With the acquisition of FIS, Givaudan has acquired further important knowledge in the field of Savoury in order to offer its customers a wide range of authentic culinary flavours.

Givaudan World-wide

ARGENTINA
Givaudan Argentina SA
San Lorenzo 4759
Esquina Ave Mitre
1605 Munro Prov. Buenos Aires

AUSTRALIA
Givaudan Australia Pty Ltd
9, Carolyn Street
Silverwater N.S.W 2128

Givaudan Australia Pty Ltd
Unit 36, 5 Inglewood Place
Baulkham Hills N.S.W 2153

AUSTRIA
Givaudan Austria GmbH
Twin Tower Vienna
Wienerbergstrasse 11
1810 Vienna

BERMUDA
Givaudan International Ltd
Hamilton
FF Holdings (Bermuda) Ltd
Hamilton

BRAZIL
Givaudan do Brasil Ltda
Av. Engenheiro Billings, 2185 - Jaguaré
São Paulo - SP - CEP 05321-010
Caixa Postal: 66041

CANADA
Givaudan Canada Co.
2400 Matheson Boulevard, East
Mississauga, Ontario
L4W - 5G9

CHILE
Givaudan Chile Ltda
Luis Rodríguez Velasco 4717, oficina 212
Las Condes, Santiago

CHINA
Flavours & Fragrances Creation, Sales & Production
Shanghai Givaudan Ltd
298 Li Shi Zhen Road
Zhang Jiang High-Tech Park
Pu Dong New Area
Shanghai 201203

Flavours & Fragrances Sales
Shanghai Givaudan Ltd
Guangzhou Representative Office
17/F, Yin Zheng Building
338 Huan Shi East Road
Guangzhou 510060

Shanghai Givaudan Ltd
Beijing Representative Office
Unit 1201-1204, Tower A
Beijing Kelun Building
12A, Guanghua Road
Chaoyang District
Beijing 100020

Shanghai Givaudan Ltd
Chongqing Representative Office
Room 1501 A, Metropolitan Plaza
68 Zou Rong Road, Central District
Chongqing 400010

Givaudan Hong Kong Ltd
17A, Lippo Leighton Tower
103-109 Leighton Road
Causeway Bay
Hong Kong

COLOMBIA
Givaudan Colombia SA
Carrera 99 No 46-A-22
151196 Bogota, D.C.

CZECH REPUBLIC (and SLOVAKIA)
Givaudan CR, sro
Klimentska 10
110 00 Praha 7

DENMARK
Givaudan Scandinavia A/S
Gøngehusvej 280
2970 Hørsholm

FINLAND (Estonia, Lithuania, Latvia)
Givaudan Finland Representative Office
Kauppakartanonkatu 7 A 44
00930 Helsinki

FRANCE
Givaudan Participation SAS
55, Voie des Bans, B.P. 24
95102 Argenteuil

Flavours
Givaudan France Arômes SAS
Zac Paris Nord II - 89/103 rue des Chardonnerets
93290 Tremblay en France
Postal Address:
BP 50250
95956 Roissy CDG Cedex

Fragrances Sales & Production
Givaudan France Fragrances SAS
55, Voie des Bans, B.P. 24
95102 Argenteuil

Fine Fragrances Studio
Givaudan France Fragrances SAS
46, avenue Kleber
75116 Paris

Creative Fragrance Centre
Givaudan France Fragrances SAS
19-23, Voie des Bans, B.P. 98
95102 Argenteuil

Fragrances Production
Givaudan France Fragrances SAS
62, rue Paul Cazeneuve, B.P. 8236
69355 Lyon

GERMANY
Flavours
Givaudan Deutschland GmbH
Giselherstrasse 11
44319 Dortmund

Fragrances
Givaudan Deutschland GmbH
Flughafenstrasse 54
22335 Hamburg

HUNGARY
Givaudan Schweiz AG
Hungary Commercial Representative Office
Karoly krt. 11
1075 Budapest

INDIA
Flavours & Fragrances Sales
Givaudan (India) Pvt Ltd
Bonanza "A" Wing, 402-412
Sahar Plaza Complex
M.V. Road
Andheri East
Mumbai 400 059

Creative Fragrance Centre
Givaudan (India) Pvt Ltd
13th Floor
Prestige Meridian 1
29 M. G. Road
Bangalore 560 001

Flavours & Fragrances Production
Vinarom Pvt Ltd
Plot No.26, 2nd Cross
Jigani Industry Area
Jigani 562 106
Anekal Taluk, Karnataka

INDONESIA
PT Givaudan Indonesia
S. Widjojo Centre 6th Floor
Jl Jendral Sudirman 71
Jakarta 12190

ITALY
Givaudan Italia SpA
Via XI Febbraio, 99
20090 Vimodrone, Milan

JAPAN
Givaudan Japan KK
3-23 Shimomeguro 2-chome
Meguro-ku
Tokyo 153-0064

Givaudan Japan KK
Meguro Toho Building
3/F, 1-7 Kamiosaki 3-chome
Shinagawa-ku
Tokyo 141-0021

Flavours Production
Givaudan Japan KK
3056, Kuno
Fukoroi-Shi
Shizuoka 437-0061

MALAYSIA
Givaudan Malaysia Sdn Bhd
A-901 Menara 1, Kelana Brem Towers
Jalan SS 7/15 (Jalan Stadium)
47301 Petaling Jaya
Selangor Darul Ehsan

MEXICO
Flavours
Givaudan de Mexico SA de CV
Eje Norte-Sur N° 11, CIVAC
62500 Jiutepec, Morelos

Fragrances
Givaudan de Mexico SA de CV
Avenida Paseo de la Reforma No. 2620, piso 9
Edificio Reforma Plus Col. Lomas Atlas
11950, D.F.

NETHERLANDS
Givaudan Nederland BV
Nijverheidsweg 60
P.O. Box 414
3770 AK Barneveld

NEW ZEALAND
Givaudan New Zealand Ltd
Schofield House/1st Floor
15 Putney Way
Manakau City, Auckland

PERU
Givaudan Perù SAC
Av. Víctor Andrés Belaunde 147
Centro Empresarial Real.
Torre Real 6. Of . 203
San Isidro Lima 27

PHILIPPINES
Givaudan Singapore Pte Ltd
Philippines Regional Headquarters
3/F, Roche Building
2252 Don Chino Roces Avenue
1231 Makati City, Metro Manila

POLAND
Givaudan Polska Sp zo o
Ul Podchorazych 83
00-722 Warszawa

RUSSIAN FEDERATION
Givaudan Schweiz AG
Representative Office in Moscow
Kosmodamianskaya nab. 52/1, 8th floor
115054 Moscow

SINGAPORE
Givaudan Singapore Pte Ltd
1 Woodlands Avenue 8
Singapore 738972

SOUTH AFRICA
Givaudan South Africa (Pty) Ltd
51A Galaxy Avenue
Linbro Business Park
Frankenwald
Sandton 2065

SOUTH KOREA
Givaudan Korea Ltd
31/F, The MMAA Bldg
467-12 Dogok-Dong
Gangnam-Gu, Seoul 135-270

SPAIN
Givaudan Ibérica, SA
Pla d'en Batlle s/n,
08470 Sant Celoni, Barcelona

Givaudan Ibérica, SA
Colquide, 6
Edificio Prisma I, 2ª Planta
28230 Las Rozas
Madrid

Fragrances Sales
Givaudan Ibérica, SA
Edificio Géminis, Bloque B12
Parque de Noegocios Mas Blau
08040 El Prat de Llobregat, Barcelona

SWITZERLAND
Corporate Headquarters
Givaudan SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan Finance SA
Chemin de la Parfumerie 5
1214 Vernier

Fragrances
Givaudan Suisse SA
Chemin de la Parfumerie 5
1214 Vernier

Flavours Creation, Sales & Production
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Fragrances Corporate Research
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Flavours
Givaudan Schweiz AG
8310 Kemptthal

TAIWAN
Givaudan Singapore Pte Ltd
Taiwan Branch
7/F N° 303, Sec. 4
Hsin Yi Road, Taipei

THAILAND
Givaudan (Thailand) Ltd
19th Floor, CRC Tower
All Seasons Place,
87/2 Wireless Road
Patumwan
Bangkok 10330

TURKEY
Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd St.
Ebulula Cad. Gul Sokak
Sitki Ciftci Bloklari A19 Daire : 6-7
Akatlar, Istanbul

UKRAINE
Givaudan Suisse SA
Representative Office in Ukraine
Pimonenko Str. 13,
6B/18
Kiev Ukraine 04050

UNITED ARAB EMIRATES
Givaudan Suisse SA
(Dubai Branch)
Gulf Towers - 901-902
P.O. Box 33170
Dubai

UNITED KINGDOM
Flavours
Givaudan UK Ltd
Chippenham Drive
Kingston
Milton Keynes, MK10 OAE

Fragrances
Givaudan UK Ltd
Magna House
76-80 Church Street
Staines, Middx. TW18 4XR

UNITED STATES
Givaudan United States, Inc.
Corporation Trust Center
1201 Orange Street
Wilmington, DE 19801

Flavors Creation, Sales & Production
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, OH 45216

Flavors Corporate Research
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, OH 45216

Flavors Production
Givaudan Flavors Corporation
9500 Sam Neace Drive
Florence, KY 41042

Givaudan Flavors Corporation
Merry Lane
East Hanover, NJ 07936

Givaudan Flavors Corporation
4705 U.S. Highway 92 East
Lakeland, FL 33801-3255

Givaudan Flavors Corporation
231 Rock Industrial Park Drive
Bridgeton, MI 63044

Givaudan Flavors, Inc.
231 Rock Industrial Park Drive
Bridgeton, MI 63044

Givaudan Flavors Corporation
63, Boardmann Road
New Milford, CT 06776

International Bioflavors, Inc.
1730, Executive Drive
Oconomowoc, WI 53066

Creative Fragrance Centre
Givaudan Fragrances Corporation
1775 Windsor Road
Teaneck, NJ 07666

Fine Fragrances Studio
Givaudan Fragrances Corporation
40 West 57th St. 11th floor
New York, NY 10019

Fragrances Production
Givaudan Fragrances Corporation
International Trade Center
300 Waterloo Valley Road
Mount Olive, NJ 07828

VENEZUELA
Givaudan Venezuela SA
4ta Av. Los Palos Grandes con
Av. Fco. de Miranda
Torre Alcatel, piso 1, oficina C
Los Palos Grandes
Caracas 1060

VIETNAM
Givaudan Singapore Pte Ltd
Vietnam Representative Office
5th floor
6 Phung Khac Khoan Street
District 1
Ho Chi Minh City

Financing / Services
Sales
Creation / Application
Production

Contact

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
T + 41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com



Credits

Photos
Dr h.c. Roman Kaiser
Research Director
Givaudan Schweiz AG, Switzerland

Peter Diem
Zürich, Switzerland

Trnka
Food & stills
Zürich, Switzerland

Stone
Peter Cade

Design and Typesetting
Latitudesign
Geneva, Switzerland

Photolithography
Scan Graphic snc
Nyon / Vaud, Switzerland

Printing
Courvoisier-Attinger
Bienne / Bern, Switzerland

The Givaudan annual report is published in English, German and French

All trademarks mentioned enjoy legal protection

Chlorine-free paper – Printed in Switzerland







Watermelon Snow

Have you ever crossed the high mountain ranges in the Swiss Alps or in California's Sierra Nevada and noticed pinkish parts or streaks of red on glaciers or snow banks? This phenomenon is more common during the summer months where snow has lingered, left-over from winter storms, and can be found in the Alps at altitudes of 2500 to 3000m and in the Sierra Nevada between 3200 to 3900m. When approaching and walking over this coloured snow, your boot leaves a distinct watermelon pulp track and a refreshing smell of watermelon accompanies you, explaining its name "watermelon snow".

For a long time, people thought this coloration was caused by mineral deposits as very fine sand from the Sahara desert. Today, we know that one of the more than sixty different species of algæ, which can survive on snow, *Chlamydomonas nivalis*, is responsible for this phenomenon. This unicellular organism belongs to the green algæ division Chlorophyta, which contains in addition to chlorophyll, a bright red carotenoid pigment that protects it from intense solar radiation and helps it to accumulate energy. Givaudan did not miss the opportunity to study this visual and olfactory phenomenon in the Central Alps of Switzerland and to offer the reconstituted scent of Watermelon Snow to its perfumers, who have already used it as a top note in a recent fine fragrance.



Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com